                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NUMBER 333-79041

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. This prospectus supplement and the prospectus is not an offer to +
+sell these securities and we are not soliciting offers to buy these           +
+securities in any state where the offer and sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             Subject to Completion
             Preliminary Prospectus Supplement dated June 11, 1999 PROSPECTUS SUPPLEMENT
(To prospectus dated June 7, 1999)
                                4,350,000 Shares
                                    [LOGO]
                                  Borg-Warner
                             Security Corporation
                                  Common Stock

                                 ------------

    All of the shares of common stock are being sold by certain shareholders of Borg-Warner Security Corporation. The common stock trades on the New York Stock Exchange under the symbol "BOR". On June 10, 1999, the last sale price of the common stock as reported on the New York Stock Exchange was $17 per share.

    We intend to change our name to Burns International Services Corporation.


    Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page S-8 of this prospectus supplement.

                                 ------------

                                                               Per Share Total
                                                               --------- -----
     Public offering price....................................      $       $
     Underwriting discount....................................      $       $
     Proceeds, before expenses, to selling shareholders.......      $       $

    The underwriters may also purchase an additional 440,136 shares from one of the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York on or about June , 1999.

                                 ------------

Merrill Lynch & Co.
             Credit Suisse First Boston
                            CIBC World Markets
                                         Lehman Brothers

                                 ------------

            The date of this prospectus supplement is June  , 1999.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Summary.................................................................. S-3
Risk Factors............................................................. S-8
Capitalization........................................................... S-10
Selected Financial Data.................................................. S-11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-13
Business................................................................. S-21
Management............................................................... S-29
Selling Shareholders..................................................... S-31
Shares Eligible for Future Sale.......................................... S-33
Underwriting............................................................. S-34
Legal Matters............................................................ S-36

                                   Prospectus

About This Prospectus....................................................    2
Where You Can Find More Information......................................    2
Special Note Regarding Forward-Looking Statements........................    3
Use of Proceeds..........................................................    3
Borg-Warner Security Corporation.........................................    3
Market for Borg Warner's Common Stock and Dividend Policy................    4
Description of Capital Stock.............................................    4
Selling Shareholders.....................................................    7
Plan of Distribution.....................................................    8
Legal Matters............................................................    9
Experts..................................................................    9

                               ----------------

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business, including among other things:

  .  availability of qualified personnel and cost of labor

  .  liability for employee acts, injuries or omissions

  .  our ability to successfully identify and complete acquisitions

  .  competition

      You should consider any forward-looking statements in light of the risks and uncertainties described under "Risk Factors" in this prospectus supplement and the other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the future events in this prospectus supplement may not occur.

                               ----------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the selling shareholders and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, including the financial statements and related notes and other documents that we have incorporated by reference, before making an investment decision. The terms "Borg-Warner", "our" and "we" in this prospectus supplement and the accompanying prospectus refer to "Borg-Warner Security Corporation" and its subsidiaries, except where it is clear that the term means only the parent company.

Our Company

      We are the largest independent provider of physical security and related outsourced security services in North America. We provide security solutions to approximately 14,000 customers, including commercial and industrial businesses, financial institutions, and healthcare, education, aviation, utility and government facilities.

      The services that we offer include:

     .  armed and unarmed physical security

     .  foot and vehicle patrol

     .  access control and monitoring

     .  background and drug screening

     .  investigative services

     .  contract staffing

     .  other specialized security and support services

      In addition, through our alliances with ADT Security Services, Inc., a leading provider of electronic security systems, and other security-related firms, we are able to provide services such as:

     . integrated electronic security systems (including intrusion and fire detection, sprinkler and critical industrial process monitoring, closed circuit television and access control)

     . security consulting and systems design

Overview of the Protective Services Industry

      In the protective services industry, businesses and government entities are increasingly demanding total security solutions, often at multiple locations or on a national basis, that combine high-quality physical and electronic security services. We believe that we are well-positioned to respond to these demands because of our size, the breadth of our service offerings, consistency in our policies and procedures and our focus on quality of service and delivery.

      Physical security, which primarily consists of security officer and patrol services, is the largest segment of the protective services industry. Security officer services are typically divided into "proprietary" or "outsourced" services. Under proprietary arrangements, users of security officer services employ and manage their own security officers. Under outsourced arrangements, companies such as ours provide security officer services to customers.

      The total United States market for outsourced security officer services, according to one study, has grown from approximately $9.2 billion in 1992 to approximately $12.3 billion in 1997 (the most recent year for which comprehensive data are available), which represents a compounded annual growth rate of 6.1%. According to the same study, the market for outsourced security officer services is projected to reach $17 billion in the United States by 2002, a compounded annual growth rate of 6.7%. Some of the factors contributing to this projected growth are:

     . increased security consciousness by businesses, government entities and the general public

     .  increased outsourcing of security services

      In addition to being a growing market, the protective services industry is highly fragmented and consists of more than 14,000 companies in the United States and more than 50,000 companies worldwide. No single company is dominant in the outsourced security officer segment. Industry sources estimate that the three largest companies in this segment have a combined U.S. market share of approximately 20%.

Operating Strategy

      We intend to strengthen our position as North America's largest supplier of physical security and related security services and to enhance our profitability. The key elements of our operating strategy include:

     . Improving Customer and Employee Retention. Retention of customers and employees is key to our growth and profit improvement strategies. We continue to focus on improving our customer and employee retention rates. Higher employee retention can improve service quality, and therefore, improve customer retention. Through continued implementation of these strategies, we intend to increase revenues, decrease costs and enhance overall profitability.

     . Focusing on Vertical Industry Segments. We are identifying specific vertical industry segments that we believe have a growing need for a full range of high-quality, reliable security services provided from a single source. We have already identified the healthcare, education, commercial real estate and banking and financial segments.

     . Marketing Total Security Solutions. In response to customer demand and the trend toward outsourcing of security needs, we are focusing on providing total security solutions to multi-location and national accounts.

     . Further Enhance Effective Risk Management. A key part of our operating strategy is to continue to enhance our performance in managing risk. As a result of our risk management and training and safety programs, we have been able to proactively manage our employee and general liability claims.

     . Enhancing Our Sales and Marketing Capabilities. Our sales and marketing strategies encompass consolidating most of our service offerings under our principal brand name--Burns International--and investing in vertical market and other training initiatives and marketing programs.

Growth Strategy

      Our growth strategy is based on the following:

     . Capitalize on Outsourcing of Security Services. We believe that our position as the nation's largest provider of high-quality outsourced security officer and related services, combined with our nationwide network of offices and ability to deliver total security solutions through alliances with ADT and other security-related firms, favorably positions us to capitalize on the trend toward outsourcing of security services.

     . Provide Multi-Location and Nationwide Capability. Through our approximately 300 offices and our dedication to providing consistent high-quality service, we are able to provide uniformly trained personnel and standardized operating procedures. In addition, we are able to provide quality control monitoring, single points of contact and technology that multi-location and national accounts value.

     . Cross-Sell Products and Services. We believe that significant opportunities exist to cross-sell services such as background screening, information and investigative services and contract staffing to our customer base. We have recently instituted new compensation structures for our salesforce that provide incentives for acquiring and maintaining customer relationships and cross-selling our products and services.

     . Pursue Selected Acquisitions. We believe that significant opportunities exist to increase our geographic penetration and service offerings through the selective acquisition of smaller companies.

                              RECENT DEVELOPMENTS

      On June 1, 1999, John A. Edwardson was elected chairman of our board of directors. In March 1999, Mr. Edwardson became president and chief executive officer of our company and also joined our board of directors. Previously, Mr. Edwardson was president and chief operating officer of United Airlines, Inc. and, before that, executive vice president and chief financial officer of Ameritech Corp.

      On May 12, 1999, we announced a cash tender offer for all of our outstanding $125 million aggregate principal amount of 9 5/8% senior subordinated notes due 2007. We purchased $124.6 million aggregate principal amount of the notes on June 10, 1999 at a price of 112.348%. Included in the consideration was a consent payment of $25 per $1,000 principal amount of the notes. At the same time, we repurchased an additional $0.2 million aggregate principal amount of notes at a price of 109.848%. We have received the necessary consents from the holders of the notes and have amended the indenture relating to those notes to eliminate certain restrictive provisions. We financed the purchase of the notes and the payment of the consent fee from existing financing facilities and cash reserves.

      On May 4, 1999, we announced a brand unification strategy under which we intend to unify most of our security services under a single brand name, Burns International, and, subject to shareholder approval, we plan to change our company's name to Burns International Services Corporation. The brand unification will enhance brand identity and eliminate market confusion with Wells Fargo & Company and Borg-Warner Automotive, Inc.

      On April 20, 1999, we announced plans to repurchase 4,350,000 shares of common stock from some of the selling shareholders, all of whom are affiliated with Merrill Lynch, at a price of $18.375 per share, or approximately $79.9 million, which represented a $0.50 discount to the closing price of the common stock on the New York Stock Exchange on April 19, 1999. The repurchase will be financed from existing financing facilities and cash reserves. The repurchase transaction has been approved by our board of directors and all necessary consents from our bank lenders and bondholders have been obtained. The closing of this transaction is scheduled to occur on June 14, 1999.

                                  THE OFFERING

Common stock offered by the selling
shareholders........................  4,350,000 shares (1)

Shares outstanding after offering...  19,631,816 (2)

Use of proceeds.....................  We will not receive any proceeds from the sale of common stock by the selling
                                      shareholders in this offering.

Risk factors........................  See "Risk Factors" and the other information included or incorporated by
                                      reference in this prospectus supplement
                                      and the accompanying prospectus for a
                                      discussion of the factors you should
                                      carefully consider before deciding to
                                      invest in the shares of common stock.

NYSE symbol.........................  "BOR"
--------
(1) This number assumes that the over-allotment option is not exercised. If the over-allotment option is exercised in full, one of the selling shareholders will sell an additional 440,136 shares.
(2) This number excludes 3,504,663 shares of common stock authorized for issuance under our employee and director incentive plans, under which we had issued options to purchase 2,685,400 shares of common stock as of April 30, 1999. This number also assumes consummation of our repurchase of 4,350,000 shares from some of the selling shareholders, which is scheduled to occur on June 14, 1999.

                         SUMMARY FINANCIAL INFORMATION

              (millions of dollars, except for per share amounts)

                                                             Three Months
                                Year Ended December 31,    Ended March 31,
                               --------------------------- -------------------
                                 1996      1997     1998    1998       1999
                               --------  -------- -------- ------     ------
Statement of Operations
 Data(a)
Net service revenues.........  $1,470.1  $1,304.6 $1,323.4 $318.6     $330.5
Cost of services.............   1,231.4   1,100.7  1,116.7  269.1      277.4
Selling, general and
 administrative expenses.....     154.4     134.3    155.7   35.7       37.7
Depreciation.................      12.8       5.0      4.2    1.0        1.2
Other expense, net...........      10.5       7.0      6.4    2.4       (0.2)
Interest expense and finance
 charges.....................      27.2      16.7     15.5    4.2        3.8
                               --------  -------- -------- ------     ------
 Earnings before income
  taxes......................      33.8      40.9     24.9    6.2       10.6
Provision for income taxes...      13.6      15.1      9.8    2.3        4.1
                               --------  -------- -------- ------     ------
 Earnings from continuing
  operations.................      20.2      25.8     15.1    3.9        6.5
 Net earnings (loss).........     (14.6)     19.0     29.1  (15.2)       6.5
Earnings (loss) per common
 share--basic:
 Continuing operations.......  $   0.87  $   1.10 $   0.64 $ 0.17     $ 0.27
 Net earnings (loss).........  $  (0.63) $   0.81 $   1.24 $(0.64)    $ 0.27
Earnings (loss) per common
 share--diluted:
 Continuing operations.......  $   0.86  $   1.07 $   0.64 $ 0.16     $ 0.27
 Net earnings (loss).........  $  (0.62) $   0.79 $   1.21 $(0.63)    $ 0.27

Pro forma earnings per common
 share--diluted:
 Continuing operations(b)....  $   1.00  $   1.07 $   1.13 $ 0.22(c)  $ 0.27(d)

                                   As of December 31,                  As of
                               ---------------------------           March 31,
                                 1996      1997     1998               1999
                               --------  -------- --------           ---------
Balance Sheet Data(a)
Cash & cash equivalents......  $   15.4  $    8.0 $  105.7            $ 74.9
Net assets of discontinued
 operations..................     327.5     327.0      --                --
Total assets.................     728.9     625.9    431.9             447.4
Total debt...................     437.1     338.7    126.7             127.8
Shareholders' equity.........      41.2      65.0     96.9             105.1

Other Data
Accounts receivable sold,
 net.........................  $  110.2  $  102.4 $   82.4            $ 35.0

--------
You should refer to the selected financial data and related footnote information on pages S-11 and S-12 of this prospectus supplement.
(a) On January 24, 1997, our armored services unit entered into a business combination with Loomis Armored, which is now known as Loomis, Fargo & Co. We have retained a 49% ownership interest in Loomis, Fargo and account for our investment using the equity method. The business combination affects any comparison of our results for 1997 and subsequent periods to prior periods because the armored unit was included in our results of operations for 23 days in 1997 and for the full year 1996.
(b) Pro forma earnings per common share from continuing operations (diluted) give effect to the armored services business combination in 1997, the sale of the courier services and electronic security services businesses, the related debt reduction, as well as certain related actions taken in 1998 as if they had been consummated prior to January 1, 1996. The pro forma earnings per common share from continuing operations (diluted) data are intended for informational purposes only and are not necessarily indicative of our future results of operations had the transactions occurred on the indicated dates or been in effect for the periods presented and should be read in conjunction with our historical Consolidated Financial Statements, including the related notes, and the pro forma adjustments that are more fully detailed on pages S-16 and S-17 of this prospectus supplement.
(c) Pro forma earnings per common share from continuing operations (diluted) data for the three months ended March 31, 1998 give effect to the reduction in interest expense resulting from debt reduction related to the armored services business combination, as well as certain actions taken in 1998, as if they had been consummated prior to January 1, 1996. These 1998 actions are more fully discussed in the pro forma adjustments detailed on pages S-16 and S-17 of this prospectus supplement and reflect the elimination of expenses related to restructuring activities and the reduction in the carrying value of certain intangible assets. The pro forma earnings per common share from continuing operations (diluted) are intended for informational purposes only and are not necessarily indicative of our future results of operations had the transactions occurred on the indicated dates or been in effect for the periods presented.
(d) The amount for the three months ended March 31, 1999 represents the actual earnings per common share (diluted) as the pro forma adjustments are not applicable.

                                  RISK FACTORS

      Investing in the common stock will provide you with an equity interest in our company. The performance of your shares will be affected by the risks inherent in our business, including competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our common stock.

Our industry is sensitive to increases in labor costs and has high rates of employee turnover

      The physical security industry is labor intensive and is affected by the availability of qualified personnel and the cost of labor. In our industry, employee turnover has historically been high. Employee turnover results in additional recruiting, screening and training costs, which can have an adverse effect on our profitability. We also incur increased costs as a result of higher wages and increased overtime costs when labor is scarce, whether due to low unemployment rates or other factors. Even when our contracts allow us to pass on increased costs to our customers, competitive pressures may prevent us from raising billing rates to cover all of our increased costs.

Our business exposes us to liability claims from others

      Our business exposes us to risks of liability for employee actions, injuries (including workers' compensation claims) or omissions. Although we carry various types of insurance, including workers' compensation, automobile and general liability insurance, these insurance policies generally include deductibles which we have to pay. While we believe our insurance coverage is adequate for our needs, there can be no assurance that we will be able to purchase adequate amounts of insurance in the future at acceptable prices. Successful claims against us for amounts greater than our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition to the risk of paying monetary damages, liability claims against us, even if ultimately unsuccessful, can generate adverse publicity for our business.

Restrictive provisions in our debt instruments may adversely affect our growth strategy and ability to obtain additional financing

      At March 31, 1999, on a pro forma basis after giving effect to the repurchase of $124.8 million aggregate principal amount of our 9 5/8% senior subordinated notes due 2007 and related consent payment and the repurchase of 4,350,000 common shares from some of the selling shareholders, we would have had outstanding debt of approximately $90.7 million, comprised primarily of borrowings under existing bank credit facilities. In addition, we would have sold approximately $95 million of our accounts receivable pursuant to a revolving accounts receivable facility that allows us to sell up to $120 million of accounts receivable. We may incur additional indebtedness in the future to finance acquisitions, capital expenditures, working capital and other purposes. Our ability to incur additional debt may be limited by restrictions in existing bank credit facilities. If we default in our obligation to comply with these restrictions, our creditors could take actions against our company which could have a material adverse effect on our business.

We may not be able to realize all of the anticipated benefits from future acquisitions

      We expect that a portion of our future growth will come from a number of smaller acquisitions. However, no assurance can be given that we will be able to make any acquisitions at prices we consider reasonable, or at all. In addition, even if we acquire new businesses, we may not be able to realize all of the anticipated benefits if we are not able to successfully integrate them, if we fail to discover significant liabilities or if we fail to retain a substantial portion of their customers and employees.

We have adopted anti-takeover provisions that may prevent a change of control of our company and may adopt additional anti-takeover provisions in the future.

      Our certificate of incorporation authorizes our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire our company. In addition, our certificate of incorporation and bylaws contain several provisions that could make it difficult for a third party to acquire control of our company without the cooperation of our board of directors. These provisions include staggered board of director elections, a prohibition on shareholders calling special shareholder meetings, a requirement for 80% affirmative votes by holders of our outstanding common stock to amend our bylaws or to remove directors for cause and advance notice requirements to nominate candidates for the board of directors or to introduce proposals at annual shareholder meetings. After the offering, we may adopt additional anti-takeover provisions, including but not limited to, a shareholder rights plan.

                          PRICE RANGE OF COMMON STOCK

      Our common stock trades on the New York Stock Exchange under the symbol "BOR". The following table sets forth, for the quarters indicated, the range of high and low sales prices (as reported on the New York Stock Exchange composite tape) for our common stock. On June 10, 1999, the last reported sales price of our common stock on the New York Stock Exchange was $17 per share. As of April 30, 1999, there were approximately 150 holders of record of the common stock.

           Quarter Ended                                     High      Low
           -------------                                     ----      ----
      1997 March 31........................................  $15 1/8   $10 1/8
           June 30.........................................   18        13 3/4
           September 30....................................   19 9/16   16 1/8
           December 31.....................................   19 3/4    15 1/4
      1998 March 31........................................   19 11/16  15 15/16
           June 30.........................................   24 3/4    17 7/8
           September 30....................................   23 1/16   13 1/4
           December 31.....................................   20 1/16   13 1/16
      1999 March 31........................................   20 11/16  14 11/16
           June 30 (through June 10).......................   19        15 3/8

                                 CAPITALIZATION

      The following table sets forth our historical capitalization as of March 31, 1999 and pro forma capitalization as of March 31, 1999 after giving effect to (1) the repurchase of approximately $124.8 million of the total $125 million aggregate principal amount of our 9 5/8% senior subordinated notes due 2007 and the related consent payment for total consideration of $140.2 million and (2) the repurchase of 4,350,000 shares of our common stock from some of the selling shareholders for total consideration of $79.9 million plus related transaction expenses, net of tax, of $1.0 million. The net cash required for the retirement of the notes, including related costs and tax benefits, was approximately $132.9 million. On a pro forma basis, the repurchase of the notes was financed by cash of $66.6 million, bank facilities of $6.3 million, and the sale of $60.0 million of accounts receivable. Approximately $3.9 million of deferred fees and unamortized discount related to these notes were written off as part of this transaction. You should read the following information in conjunction with our historical financial statements and related notes.

                                                As of March 31, 1999
                                       ---------------------------------------
                                                   Notes       Stock
                                                Repurchase  Repurchase   Pro
                                       Actual   Adjustments Adjustments Forma
                                       -------  ----------- ----------- ------
                                               (millions of dollars)
Cash and cash equivalents............. $  74.9    $ (66.6)    $  --     $  8.3
                                       =======    =======     ======    ======
Short-term debt:
  Notes payable....................... $   3.3    $   --      $  --     $  3.3
                                       -------    -------     ------    ------
Long-term debt:
  Bank facilities.....................     0.0        6.3       80.9      87.2
  9 5/8% senior subordinated notes due
   2007...............................   124.5     (124.3)       --        0.2
                                       -------    -------     ------    ------
    Total long-term debt..............   124.5     (118.0)      80.9      87.4
                                       -------    -------     ------    ------
    Total balance sheet debt.......... $ 127.8    $(118.0)    $ 80.9    $ 90.7
                                       =======    =======     ======    ======
Shareholders' equity:
  Common stock........................ $   0.2    $   --      $   --    $  0.2
  Capital in excess of par value......    36.8                            36.8
  Retained earnings...................    77.3      (12.0)                65.3
  Accumulated comprehensive loss......    (1.4)                           (1.4)
                                       -------    -------     ------    ------
                                         112.9      (12.0)               100.9
  Less treasury common stock..........    (7.8)                (80.9)    (88.7)
                                       -------    -------     ------    ------
    Total shareholders' equity........ $ 105.1    $ (12.0)    $(80.9)   $ 12.2
                                       =======    =======     ======    ======
    Total capitalization.............. $ 158.0    $ (63.4)    $  --     $ 94.6
                                       =======    =======     ======    ======

      Long-term debt does not include amounts available to be drawn under issued and outstanding standby letters of credit. As of March 31, 1999, these standby letters of credit totaled $85.4 million. In addition, long-term debt does not include amounts sold under our $120 million non-recourse revolving accounts receivable facility. As of March 31, 1999, $35.0 million of accounts receivable had been sold, or $95.0 million on a pro forma basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

      Total capitalization consists of total balance sheet debt, less cash and cash equivalents, plus shareholders' equity.

                            SELECTED FINANCIAL DATA

      The following table sets forth selected financial information for Borg-Warner Security Corporation. The information is derived from our audited consolidated financial statements. Previously reported results have been restated to reflect the May 29, 1998 sales of our electronic security business and our courier services business. See "Business--Discontinued Operations". As a result, these businesses are reflected in discontinued operations for all years presented. In addition, our armored security services unit entered into a business combination with Loomis Armored in January 1997. The combined company, known as Loomis, Fargo & Co., is accounted for under the equity method. The armored security services unit was included in our results of operations for 23 days in 1997 and full years 1996, 1995 and 1994. The selected financial data should be read in connection with the 1998 Consolidated Financial Statements and accompanying notes.

                                                                              Three Months Ended
                                      Year Ended December 31,                      March 31,
                            ------------------------------------------------  ------------------------
                              1994      1995      1996      1997      1998      1998        1999
                            --------  --------  --------  --------  --------  ---------   ---------
                                      (millions of dollars, except for per share amounts)
Statement of Operations
 Data(a)
Net service revenues......  $1,420.6  $1,453.8  $1,470.1  $1,304.6  $1,323.4  $   318.6   $   330.5
Cost of services..........   1,192.6   1,219.9   1,231.4   1,100.7   1,116.7      269.1       277.4
Selling, general and
 administrative expenses..     156.1     153.3     154.4     134.3     155.7       35.7        37.7
Depreciation..............      14.8      14.7      12.8       5.0       4.2        1.0         1.2
Other expense, net........      12.6      10.5      10.5       7.0       6.4        2.4        (0.2)
Interest expense and
 finance charges..........      23.8      26.3      27.2      16.7      15.5        4.2         3.8
                            --------  --------  --------  --------  --------  ---------   ---------
 Earnings before income
  taxes and discontinued
  operations and
  extraordinary item......      20.7      29.1      33.8      40.9      24.9        6.2        10.6
Provision for income
 taxes(b).................       0.4      13.1      13.6      15.1       9.8        2.3         4.1
                            --------  --------  --------  --------  --------  ---------   ---------
 Earnings from continuing
  operations before
  discontinued operations
  and extraordinary item..      20.3      16.0      20.2      25.8      15.1        3.9         6.5
 Net earnings (loss)(c)...  $   13.1  $    1.2  $  (14.6) $   19.0  $   29.1  $   (15.2)  $     6.5
Earnings (loss) per common
 share--basic:
 Continuing operations....  $   0.88  $   0.69  $   0.87  $   1.10  $   0.64  $    0.17   $    0.27
 Discontinued operations..     (0.31)    (0.44)    (1.50)    (0.29)     0.87      (0.81)        --
 Extraordinary item.......       --      (0.20)      --        --      (0.27)       --          --
                            --------  --------  --------  --------  --------  ---------   ---------
 Net earnings (loss)......  $   0.57  $   0.05  $  (0.63) $   0.81  $   1.24  $   (0.64)  $    0.27
Earnings (loss) per common
 share--diluted:
 Continuing operations....  $   0.87  $   0.68  $   0.86  $   1.07  $   0.64  $    0.16   $    0.27
 Discontinued operations..     (0.31)    (0.43)    (1.48)    (0.28)     0.83      (0.79)        --
 Extraordinary item.......       --      (0.20)      --        --      (0.26)       --          --
                            --------  --------  --------  --------  --------  ---------   ---------
 Net earnings (loss)......  $   0.56  $   0.05  $  (0.62) $   0.79  $   1.21  $   (0.63)  $    0.27
Average common shares
 outstanding--basic (in
 thousands)...............    22,893    23,097    23,266    23,475    23,575     23,598      23,900
Average common share and
 equivalents outstanding--
 diluted (in thousands)...    23,170    23,399    23,517    24,075    23,958     24,306      24,238

                                         As of December 31,                                As of
                            ------------------------------------------------             March 31,
                              1994      1995      1996      1997      1998                  1999
                            --------  --------  --------  --------  --------             -------------
                                                 (millions of dollars)
Balance Sheet Data(a)
Cash and cash equivalents
 available ...............  $   13.3  $   17.3  $   15.4  $    8.0  $  105.7              $    74.9
Net assets of discontinued
 operations...............     360.4     369.7     327.5     327.0       --                     --
Total assets..............     780.2     808.6     728.9     625.9     431.9                  447.4
Total debt................     455.0     479.0     437.1     338.7     126.7                  127.8
Shareholders' equity(d)...      43.8      49.7      41.2      65.0      96.9                  105.1
Other Data
Accounts receivable sold,
 net(e)...................  $  112.0  $   88.9  $  110.2  $  102.4  $   82.4              $    35.0

                                                   (footnotes on following page)

--------
(a) On January 24, 1997, our armored services unit entered into a business combination with Loomis Armored, which is now known as Loomis, Fargo & Co. We have retained a 49% ownership interest in Loomis, Fargo and account for our investment using the equity method. The business combination affects any comparison of our results for 1997 and subsequent periods to prior periods because the armored unit was included in our results of operations for 23 days in 1997 and for the full years 1994 through 1996.
(b) Income taxes for the year ended December 31, 1994 reflect certain adjustments related to changes in tax basis.
(c) In 1998 and 1995, we incurred extraordinary charges of $6.3 million and $4.7 million related to the early retirement of debt. In 1998 and 1996, we discontinued our electronic security services business and our courier services unit, respectively, both of which were sold in 1998. Both businesses were accounted for as discontinued operations, resulting in earnings (loss) after tax from discontinued operations of $20.3 million, ($6.8) million, $(34.8) million, ($10.1) million and ($7.4) million in 1998, 1997, 1996, 1995, and 1994, respectively, and a loss after tax of ($19.1) million from discontinued operations in the three months ended March 31, 1998.
(d) No cash dividends were declared during the years ended December 31, 1994 through 1998, nor during the three months ended March 31, 1999.
(e) As of December 31, 1994 through 1998, and as of March 31, 1999, we had sold receivables under various facilities. The above amounts represented the net receivables sold at the date indicated.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Significant Events

      On May 12, 1999, we announced a cash tender offer for all of our outstanding $125 million principal amount of 9 5/8% senior subordinated notes due 2007. We purchased $124.6 million aggregate principal amount of the notes on June 10, 1999 at a price of 112.348%. Included in the purchase price is a consent payment of $25 per $1,000 principal amount of the notes. At the same time, we repurchased an additional $0.2 million aggregate principal amount of notes at a price of 109.848%. We have received consents from the holders of the notes and have amended the indenture relating to those notes to eliminate certain restrictive provisions. We financed the purchase of the notes and the payment of the consent fee from existing financing facilities and cash reserves.

      On May 4, 1999, we announced plans to unify most of our security services under a single brand name, Burns International, and, subject to shareholder approval, we plan to change our company's name to Burns International Services Corporation. As part of this brand unification strategy, we entered into an agreement on March 30, 1999 with Wells Fargo & Company to relinquish our royalty-free license to use the "Wells Fargo" name in the security field. In return, Wells Fargo & Company granted our company a royalty-free license to use the "Wells Fargo" name and mark for a two-year period from the date of that agreement and has provided a payment that is intended to cover the costs of brand unification. The brand unification will enhance brand identity and eliminate market confusion with Wells Fargo & Company and Borg-Warner Automotive, Inc.

      On April 20, 1999, we announced plans to repurchase 4,350,000 shares of common stock from some of the selling shareholders, all of whom are Merrill Lynch affiliated entities, at a price of $18.375 per share, or approximately $79.9 million, which represents a $0.50 discount to the closing price of the common stock on the New York Stock Exchange on April 19, 1999. The repurchase will be financed from existing financing facilities and cash reserves. The transaction has been approved by our board of directors and all necessary consents from our bank lenders and bondholders have been obtained. The closing of this transaction is expected to occur on June 14, 1999.

      On August 10, 1998, as part of a settlement of a then-pending $100 million claim against us by the Mission Trust relating to Centaur, the discontinued property and casualty insurance subsidiary of our predecessor, we agreed to pay the Mission Trust $4 million and one-third of any dividend or other distribution that may be paid to us after rehabilitation of Centaur. Any future payments will not have an adverse effect on our earnings. The parties have subsequently finalized and executed settlement and release agreements and the case was dismissed with prejudice on April 28, 1999.

      On July 31, 1998, we entered into an agreement with Borg-Warner Automotive, Inc., whereby we sold our rights to the "Borg-Warner" name and mark in the security field. Borg-Warner Automotive, Inc. granted us an exclusive, royalty-free license to use the "Borg-Warner" name and mark in the security field for a four-year period.

      On July 3, 1998, we redeemed $150 million principal amount of our 9 1/8% senior subordinated notes due 2003. This resulted in an after-tax extraordinary charge of $6.3 million in the second quarter.

      On May 29, 1998, we sold our electronic security services business to ADT, a subsidiary of Tyco International, Ltd., for approximately $425 million plus the assumption of $6 million of debt by ADT. As a result of this transaction, we recorded a net after-tax gain of $42.5 million.

      On May 29, 1998, we sold our courier services business. We recorded a $15.9 million after-tax charge in the first quarter of 1998 to reduce our investment in this business and to provide for costs associated with its disposition. We did not record a gain or loss as a result of completing the sale of the unit.

      On January 24, 1997, our armored services unit entered into a business combination with Loomis Armored, which is now known as Loomis, Fargo & Co. We have retained a 49% ownership interest in Loomis, Fargo and account for our investment under the equity method. The business combination impacts the comparison of our results for 1997 and subsequent periods to prior periods because the armored unit was included in our results of operations for 23 days in 1997 and for the full year in 1996.

Results of Operations

Three Months Ended March 31, 1999 and 1998

Revenues

      Net service revenues for the three months ended March 31, 1999 increased $11.9 million, or 3.7% over the comparable 1998 period. Excluding the effect of non-renewal of low-margin contracts, revenue grew by 5.8%. Of this growth, 3.4% came from 1998 business acquisitions and the remainder from a combination of new accounts, increased billing rates and increased customer retention rates.

Costs and Expenses

      Cost of services for the three months ended March 31, 1999 increased $8.3 million, or 3.1% over the comparable 1998 period. Expressed as a percentage of revenue, cost of services was 83.9% and 84.5% for the three months ended March 31, 1999 and the three months ended March 31, 1998, respectively. Gross profit margins for the same periods increased to 16.1% from 15.5% as our business mix improved and increased billing rates offset wage rate increases.

      Selling, general and administrative expenses for the three months ended March 31, 1999 increased $2.0 million, or 5.6% over the comparable 1998 period. Expressed as a percentage of revenue, selling, general and administrative expenses were 11.4% and 11.2% for the three months ended March 31, 1999 and the three months ended March 31, 1998, respectively. Increased costs reflected higher expenses to invest in our sales and marketing force, development of new administrative and employment centers and upgrading of financial and operating information systems.

      Other net (income) expense includes our share of the Loomis, Fargo net earnings. We recorded $0.2 million in equity income for the three months ended March 31, 1999 compared to a net loss of $0.4 million for the same period of 1998. Other income also included $1.5 million from a favorable insurance settlement in March 1999. Also included is amortization expense of $1.5 million in the three months ended March 31, 1999 and $2.0 million for the comparable period in 1998.

Net Interest Expense and Finance Charges

      Net interest expense for the three months ended March 31, 1999 was $3.8 million, a 9.5% decrease from the comparable 1998 period, despite approximately $0.5 million in non-recurring costs associated with the phase-out of the previous accounts receivable financing facility beginning in January 1999. This decrease reflected lower debt levels and lower borrowing costs.

Loss from Discontinued Operations

      The 1998 loss from discontinued operations reflected a $15.9 million after-tax charge to reduce our investment in our former courier services operation, to provide for costs associated with its disposition and for further anticipated losses prior to its sale. Also included is a $3.2 million loss from our discontinued alarm services business.

Years Ended December 31, 1998, 1997 and 1996

Revenues

                           Year Ended December 31,   1997 vs. 1996 1998 vs. 1997
                          --------------------------    Percent       Percent
                            1996     1997     1998      Change        Change
                          -------- -------- -------- ------------- -------------
                            (millions of dollars)
Physical Security
 Services...............  $1,223.8 $1,289.3 $1,323.4       5.3%         2.6%
Armored Security
 Services...............     246.3     15.3      --         NM           NM
                          -------- -------- --------
 Total Revenues.........  $1,470.1 $1,304.6 $1,323.4     -11.3%         1.4%

      Physical security services revenue increased in 1998 principally due to new business growth, acquisitions, higher billing rates and improved customer retention, which offset the non-renewal of low-margin contracts and other customer losses. Excluding the effect of acquisitions which closed in 1998, revenue for 1998 would have been $1,310.9 million. Physical security services revenue increased in 1997 primarily for the same reasons as in 1998, except that there were no acquisitions in 1997.

International Operations

      International revenues for 1998 were $121.1 million compared with $116.9 million in 1997 and $110.3 million in 1996. International operations are primarily in Canada, the United Kingdom and Colombia.

Costs and Expenses

      Cost of services for 1998 increased $16.0 million or 1.5% over 1997. Cost of services for 1997 decreased $130.7 million or 10.6% from 1996, reflecting the inclusion of armored security services for only 23 days in 1997 as compared to all of 1996. Cost of services, as a percentage of revenues, was 84.4%, 84.4% and 83.8% in 1998, 1997 and 1996, respectively. Gross profit margins were 15.6%, 15.6% and 16.2% over the same three periods. Gross margins remained stable despite higher labor costs resulting from continued tight labor markets. Wage increases were offset by better pricing and improved employee retention which resulted in lower recruiting and training expenses. The decreased gross margins from 1996 to 1997 were primarily a result of the Loomis, Fargo combination.

      Selling, general and administrative expenses for 1998 increased $21.4 million or 15.9% over 1997. Selling, general and administrative expenses for 1997 decreased $20.1 million or 13.0% from 1996, primarily due to the inclusion of costs related to the armored security services for only 23 days in 1997 as compared to all of 1996. Selling, general and administrative expenses, as a percentage of revenues, were 11.8%, 10.3% and 10.5% for the years 1998, 1997 and 1996, respectively. The 1998 increase reflects a $14.4 million pretax provision recorded in the second quarter 1998. This provision was comprised of the following:

     . severance and lease termination costs totaling $2.1 million resulting from the reorganization of administrative operations, including the closure and consolidation of certain offices, subsequent to the sale of the electronic security services business

     . $5.5 million resulting from a review of the recoverability of certain intangible assets

     . $2.3 million related to the final settlement of matters resulting from prior dispositions

     . $4.5 million related to certain other asset valuation allowances and provisions

      Excluding this charge, selling, general and administrative expenses were 10.7%, as a percentage of revenues, for 1998, versus 10.3% in 1997. The remaining increase is primarily related to increased expenses to strengthen our marketing capabilities and to address Year 2000 issues.

      Depreciation expense was $4.2 million, $5.0 million and $12.8 million for the years 1998, 1997 and 1996, respectively. The 1998 and 1997 decreases were primarily due to the Loomis, Fargo combination.

      Other net expense includes the results from our share of the Loomis, Fargo joint venture. We recorded $0.1 million of earnings for our share of Loomis, Fargo in 1998 compared with net earnings of $1.1 million in 1997 (which included an after-tax gain of $2.2 million relating to the business combination). Excluding Loomis, Fargo, other expense consisted of amortization expense and was $6.5 million, $8.1 million and $10.5 million in 1998, 1997 and 1996, respectively. The 1998 and 1997 decreases were principally a result of reduced amortization expenses in connection with the Loomis, Fargo combination in 1997 and the revaluation of certain intangible assets in 1998.

Net Interest Expense and Finance Charges

      Net interest expense attributed to continuing operations, including the amortization of financing costs, decreased to $15.5 million in 1998 from $16.7 million in 1997 and $27.2 million in 1996. The 1998 decrease was primarily related to lower average debt levels and decreased borrowing costs. The 1997 decrease was principally due to proceeds received from the Loomis, Fargo combination and improved terms under the subsequent refinancing of bank borrowings.

Extraordinary Item

      We recorded a $6.3 million extraordinary charge (which is net of a $4.1 million tax benefit) in the second quarter of 1998 in connection with the early redemption of $150 million principal amount of our 9 1/8% senior subordinated notes due 2003 and the write-off of related deferred financing fees.

Pro Forma Consolidated Statement of Operations

      The following Pro Forma Consolidated Statements of Operations give effect to the armored services business combination in 1997, the sale of the courier and electronic security businesses, the related debt reduction, as well as certain related actions taken in 1998 as if they had been consummated prior to January 1, 1996. They also assume that the $14.4 million pretax provision described above had been recorded prior to that date.

      The Pro Forma Consolidated Statements of Operations are intended for informational purposes only and are not necessarily indicative of our future results of operations had the transactions occurred on the indicated dates or been in effect for the periods presented. You should read the Pro Forma Consolidated Statements of Operations in conjunction with our historical Consolidated Financial Statements, including the related notes.

                                     Year Ended December 31, 1998
                         ----------------------------------------------------------------
                                                 Pro Forma
                            Historical          Adjustments               Pro Forma
                         ------------------  ------------------        ------------------
                          (millions of dollars, except for per share amounts)
Net service revenues....  $          1,323.4    $           --         $          1,323.4
Cost of services........             1,116.7                --                    1,116.7
Selling, general and
 administrative
 expenses...............               155.7              (15.4)(a)(b)              140.3
Depreciation............                 4.2                --                        4.2
Other expense, net......                 6.4               (1.4)(b)(c)                5.0
Interest expense and
 finance charges........                15.5               (3.5)(d)                  12.0
                          ------------------    ---------------        ------------------
  Earnings before income
   taxes................                24.9               20.3                      45.2
Provision for income
 taxes..................                 9.8                8.3 (h)                  18.1
                          ------------------    ---------------        ------------------
  Earnings from
   continuing
   operations...........  $             15.1    $          12.0        $             27.1
                          ==================    ===============        ==================
Earnings per common
 share (diluted):
  Continuing
   operations...........  $             0.64    $          0.49        $             1.13
Average diluted shares
 outstanding (in
 thousands).............              23,958                --                     23,958

                                        Year Ended December 31, 1997
                                      -----------------------------------------
                                                  Pro Forma
                                      Historical Adjustments          Pro Forma
                                      ---------- -----------          ---------
                                      (millions of dollars, except for
                                             per share amounts)
Net service revenues................   $1,304.6    $ (15.3) (e)       $1,289.3
Cost of services....................    1,100.7      (12.9) (e)        1,087.8
Selling, general and administrative
 expenses...........................      134.3        0.1  (b)(e)(f)    134.4
Depreciation........................        5.0       (0.5) (e)            4.5
Other expense, net..................        7.0       (0.6) (c)(g)         6.4
Interest expense and finance
 charges............................       16.7       (3.8) (d)           12.9
                                       --------    -------            --------
  Earnings before income taxes......       40.9        2.4                43.3
Provision for income taxes..........       15.1        2.3  (h)           17.4
                                       --------    -------            --------
  Earnings from continuing
   operations.......................   $   25.8    $   0.1            $   25.9
                                       ========    =======            ========
Earnings per common share (diluted):
  Continuing operations.............   $   1.07        --             $   1.07
Average diluted shares outstanding
 (in thousands).....................     24,075        --               24,075
                                        Year Ended December 31, 1996
                                      -----------------------------------------
                                                  Pro Forma
                                      Historical Adjustments          Pro Forma
                                      ---------- -----------          ---------
                                      (millions of dollars, except for
                                             per share amounts)
Net service revenues................   $1,470.1    $(246.3) (e)       $1,223.8
Cost of services....................    1,231.4     (204.5) (e)        1,026.9
Selling, general and administrative
 expenses...........................      154.4      (22.3) (b)(e)       132.1
Depreciation........................       12.8       (7.0) (e)            5.8
Other expense, net..................       10.5       (4.1) (c)(e)         6.4
Interest expense and finance
 charges............................       27.2      (13.8) (d)           13.4
                                       --------    -------            --------
  Earnings before income taxes......       33.8        5.4                39.2
Provision for income taxes..........       13.6        2.1  (h)           15.7
                                       --------    -------            --------
  Earnings from continuing
   operations.......................   $   20.2    $   3.3            $   23.5
                                       ========    =======            ========
Earnings per common share (diluted):
  Continuing operations.............   $   0.86    $  0.14            $   1.00
Average diluted shares outstanding
 (in thousands).....................     23,517                         23,517

--------
(a) Eliminates the $14.4 million ($8.6 million net of tax) charge in the 1998 second quarter resulting from the reorganization of administrative support operations following the sale of the electronic security services business, the reduction of certain intangible assets and other provisions.
(b) Eliminates expenses relating to restructuring activities and other provisions.
(c) Reflects reduction in the carrying value of certain intangible assets.
(d) Reflects the interest expense reduction as if the sale of Wells Fargo Alarm had occurred prior to January 1, 1996 with the proceeds applied to eliminate $150 million principal amount of 9 1/8% notes, borrowings under the Company's bank credit line and the remainder used to reduce usage of the accounts receivable facility.
(e) Elimination of revenues and expenses associated with the armored security services operation.
(f) Eliminates a $1.9 million ($1.1 million net of tax) pension curtailment gain recorded in the third quarter of 1997.
(g) Eliminates the $2.2 million gain recorded in the first quarter of 1997 for the sale of the armored security services operation.
(h) Reflects the tax effect of pro forma adjustments by applying an estimated federal, state and foreign tax rate of 40% to the pro forma earnings before income taxes.

Liquidity and Capital Resources

      Net cash provided by continuing operations improved to $20.2 million for the period ended March 31, 1999 from $5.5 million for the period ended March 31, 1998. The $14.7 million increase from the period ended March 31, 1998 reflected higher earnings from continuing operations and a payment from Wells Fargo that is intended to cover the costs of our brand unification strategy. See "Business--Trademarks and Patents". In addition, other cash flow related to discontinued operation for the period ended March 31, 1999, consisted of $2.2 million of aggregate payments to settle retained liabilities related to discontinued operations.

      Cash provided by continuing operations in 1998 was $30.7 million, reflecting earnings of $15.1 million and non-cash charges of $16.6 million. Overall, net assets of continuing operations increased by $1.0 million. Excluding the sale of our electronic security services business to ADT, the combined losses and cash commitments associated with discontinued operations more than offset the net cash provided from continuing operations.

      In 1997, net cash provided by continuing operations was $13.0 million while net cash used by discontinued operations was $7.1 million.

      Net balance sheet debt increased by $31.9 million from $21.0 million at December 31, 1998 to $52.9 million at March 31, 1999. The increased debt level parallels a reduction in the sale of interests in accounts receivable by a special purpose subsidiary of ours. We elected to reduce funding from sales of interests in accounts receivable, net of cash deposits held back and based on the amount of eligible receivables in the pool, from $82.4 million at December 31, 1998 to $35.0 million at March 31, 1999.

      In 1998, we reduced our net balance sheet debt by $309.7 million and the balance of our net accounts receivable sold by $20.0 million. The principal source of those funds was the sale of Wells Fargo Alarm Services, Inc. to ADT for $425.0 million plus the assumption of $6.0 million of debt by ADT. After taxes this transaction generated approximately $369 million.

      In 1997, we reduced our net balance sheet debt by $91.0 million and the balance of our net accounts receivable sold by $7.8 million. The combination of Wells Fargo Armored with Loomis Armored generated approximately $92.9 million of cash inflow.

      We maintained a $225 million bank credit facility at March 31, 1999 and December 31, 1998. A maximum of $125 million of this facility is available for issuances of letters of credit. At March 31, 1999 and December 31, 1998, there were no borrowings under the bank facility. Any borrowings under the bank facility would mature on March 31, 2002. Standby letters of credit totaled $85.4 million and $93.2 million at March 31, 1999 and December 31, 1998, respectively.

      We have maintained various facilities allowing for aggregate sales of interests in accounts receivable of up to $120 million. We ceased selling accounts receivable under the previous facility on January 1, 1999. A new facility was put in place beginning in January 1999 which also allows for aggregate sales of up to $120 million of accounts receivable. The new facility is scheduled to conclude in 2003.

      Cash and cash equivalents increased by $97.7 million from $8.0 million at December 31, 1997 to $105.7 million at December 31, 1998 and decreased by $30.8 million from $105.7 million at December 31, 1998 to $74.9 million at March 31, 1999, primarily due to our curtailed usage of our accounts receivable facility. From July 1998 to May 1999, $50 million of this amount was restricted under the terms of the bank credit facility.

      We believe that our cash flow from operations, together with existing cash and financing capacity, is adequate to meet our capital needs.

Disclosures about Market Risk

      We have minimal market risk exposures which are primarily related to changes in interest rates. Our policy is to manage interest rate exposures with a blend of fixed and floating rate borrowings and, from time to time, with interest rate swap agreements that hedge outstanding borrowings. We entered into no interest rate swap agreements during the three months ended March 31, 1999 or during 1998. As of March 31, 1999 and December 31, 1998, our long-term indebtedness consisted of fixed rate debt of $124.5 million and $124.4 million, respectively. We also maintain a revolving bank credit facility with a total commitment of $225 million, which carries variable interest rates (based on LIBOR or the prime rate). At March 31, 1999 and December 31, 1998, there were no borrowings under the bank facility. In addition, we can sell up to $120 million of accounts receivable on a revolving basis under an accounts receivable securitization arrangement. The funding costs associated with proceeds received from sales of receivables under this arrangement, which is accounted for under SFAS No. 125, are based on short-term commercial paper rates. Currently, we do not use foreign currency forward contracts and we do not have any material foreign currency exposure.

Year 2000

      Since the inception of computers, software applications were programmed to identify a year as a two-digit data field. In the new millennium, computer applications and software may recognize the year 2000 as two zeros (00) or 1900. This incorrect date recognition could cause systems and software malfunctions that could have a material effect on business operations.

Company's Readiness

      To ensure minimal business interruption due to computer failure, we have performed a review of all software and computer applications for Year 2000 compliance. Both "IT systems" and "non-IT systems" were reviewed. IT systems refer to all purchased and internally developed software applications and programs. Non-IT systems refer to various business machines that have "embedded" computer language, examples of which are computer integrated circuits ("chips") and telephone switches. The review was completed using company technicians as well as outside consulting firms.

      System date remediation is being conducted in phases. First, all relevant computer systems were assessed as to functionality and to determine the Year 2000 impact. Second, for those systems and software found to be non-compliant or in need of upgrading, corrective steps have been, and will be taken, such as the reprogramming or purchasing of replacement system software. Finally, all systems and software modifications will be tested and then implemented at all necessary levels. We have completed the assessment and corrective phases for all operationally crucial systems. We are currently testing and implementing the systems.

      Specifically, the proprietary source-to-gross payroll system has been remediated and in production since November 1997. The packaged gross-to-net payroll system will be Year 2000 compliant with a new vendor release in the second quarter of 1999. The general ledger, accounts payable, accounts receivable and invoicing systems will be replaced with new purchased, compliant software by the end of the third quarter of 1999. The upgraded proprietary logistical security guard scheduling system is Year 2000 compliant and has been installed and tested in approximately 45% of all sites. We expect that all upgrades, replacements, installations and testing will be completed in all material aspects by December 1, 1999.

Risks and Contingency Plans

      Operationally, the worst case scenario would be the failure of the payroll or guard scheduling systems. In that event, the payroll system would be backed up by a manual/automated system for the processing of paychecks and the scheduling system is backed up by an on-line, time-entry system that would prevent any material business interruption.

      The likely financial and non-financial impact of non-compliant third party computer systems on us has not been quantified, as we cannot predict other businesses' Year 2000 efforts. However, no single customer or third party vendor of ours could likely generate a material adverse impact on our operations. We will continue to assess its exposure to any potential risks.

Costs of Compliance

      To date, we have spent approximately $0.6 million toward remediation of our Year 2000 problems, which includes computer consultant costs. We estimate that the remaining cost of compliance will not be material. Independent of the Year 2000 issue, we have been in the process of both upgrading and replacing certain systems and obsolete hardware to enhance their functionality.

                                    BUSINESS

      We are the largest independent provider of physical security and related outsourced security services in North America. We provide security solutions to approximately 14,000 customers, including commercial and industrial businesses, financial institutions and healthcare, education, aviation, utility and government facilities.

      The services that we offer include:

     .  armed and unarmed physical security

     .  foot and vehicle patrol

     .  access control and monitoring

     .  background and drug screening

     .  investigative services

     .  contract staffing

     .  other specialized security and support services

      In addition, through our alliances with ADT, a leading provider of electronic security systems, and other security-related firms, we are able to provide services such as:

     . integrated electronic security systems (including intrusion and fire detection, sprinkler and critical industrial process monitoring, closed circuit television and access control)

     . security consulting and systems design

Overview of the Protective Services Industry

      In the protective services industry, businesses and government entities are increasingly demanding total security solutions, often at multiple locations or on a national basis, that combine high quality physical and electronic security services. We believe that we are well-positioned to respond to these demands because of our size, the breadth of our service offerings, consistency in our policies and procedures and our focus on quality of service and delivery.

      Physical security, which primarily consists of security officer and patrol services, is the largest segment of the protective services industry. Security officer services are typically divided into "proprietary" or "outsourced" services. Under proprietary arrangements, users of security officer services employ and manage their own security officers. Under outsourced arrangements, companies such as ours provide security officer services to customers.

      The total United States market for outsourced security officer services, according to one study, has grown from approximately $9.2 billion in 1992 to approximately $12.3 billion in 1997 (the most recent year for which comprehensive data are available), which represents a compounded annual growth rate of 6.1%. According to the same study, outsourced security officer services are projected to reach $17 billion in the United States by 2002, representing a compounded annual growth rate of 6.7%. Some of the factors contributing to this projected growth are:

     . Increased Security Consciousness by Businesses, Government Entities and the General Public. Businesses, government entities and the general public are placing increased emphasis on safety and recognizing the need for security officer and other services to protect them against theft, terrorism and other crimes. We believe that businesses and governments will increasingly look to private security services to complement the work of traditional public law enforcement agencies.

     . Increased Outsourcing of Security Services. We believe that the protective services industry will continue to benefit from the trend by businesses and other users to outsource their security needs. We believe that outsourcing of security services enables users to receive a broader range and higher quality of security services at a lower cost than proprietary security services.

      In addition to being a growing market, the protective services industry is highly fragmented and consists of more than 14,000 companies in the United States and more than 50,000 companies worldwide. No single company is dominant in the outsourced security officer segment. Industry sources estimate that the three largest companies in the outsourced security officer segment have a combined U.S. market share of approximately 20%.

Operating Strategy

      We intend to strengthen our position as North America's largest supplier of physical security and related security services and enhance our profitability. The key elements of our operating strategy include:

     . Improving Customer and Employee Retention. Retention of customers and employees is key to our growth and profit improvement strategies. As a result of retention programs we have implemented, we have improved our customer and employee retention rates for three consecutive years. We have established regional administrative service centers to improve both quality and efficiency by standardizing best practices with appropriate systems support. These improvements have enhanced our ability to recruit and staff jobs promptly, confirm on-time security officer presence and compliance with client requirements and communicate incidents to clients in a timely and effective manner. We are also continuing to invest in employee screening programs, utilizing methods such as police record checks, references, credit checks and drug screening, and in security officer training. We have opened employment centers to provide recruiting and training programs. We have made changes to our compensation program to reward salespeople for establishing and maintaining profitable accounts and long-term customer relationships and for marketing total security solutions to our clients. Higher employee retention can improve service quality, and therefore, improve customer retention. Through continued implementation of these strategies, we intend to increase revenues, decrease costs and enhance overall profitability.

     . Focusing on Vertical Industry Segments. We are identifying specific vertical industry segments for increased penetration and development. We believe that these markets have a growing need for a full range of high-quality, reliable security services provided from a single source. We further believe that these markets offer us the potential to cross-sell investigative, background screening, contract staffing and other related services. In addition to our traditional aviation, energy and governmental segments, we have already identified the healthcare, education, commercial real estate and banking and financial segments for increased penetration. Over time, we believe that significant opportunities exist in several additional industry segments to implement our vertical marketing strategy.

     . Marketing Total Security Solutions. In response to customer demand and the trend toward outsourcing of security needs, we have focused on providing total security solutions through our own efforts and strategic alliances with ADT and other security-related firms. We believe that we are well positioned to effectively and profitably provide total security solutions to multi-location and national accounts. In addition, our alliance with ADT allows us to offer security solutions that combine electronic security with physical security services.

     . Further Enhance Effective Risk Management. A key part of our operating strategy is to continue to enhance our performance in managing risk. As a result of our risk management and training and safety programs, we have been able to proactively manage our employee and general liability claims. Equally important is our policy of pricing business in a manner commensurate with the underlying risks.

     . Enhancing Our Sales and Marketing Capabilities. An important component of our operating strategy is to enhance our sales and marketing capability.

            . We are consolidating most of our service offerings under our principal brand name--Burns International--and, subject to shareholder approval, changing the name of our company to Burns International Services Corporation. We believe that use of the Burns International name will improve market recognition of our company and its range of services and eliminate confusion associated with operating under a variety of names, including the Borg-Warner and Wells Fargo names.

            . We are investing in vertical market and other training initiatives and marketing programs. As a result of these efforts, we believe our sales force will be better able to cross-sell our products, market total security solutions and implement best practices to support multi-location and national accounts.

Growth Strategy

      Our growth strategy is based on the following:

     . Capitalize on Outsourcing of Security Services. We intend to capitalize on the continuing trend of businesses to outsource security services that have historically been performed in-house. We believe that demand for outsourced security services will continue to increase due to the increasing need for high-quality security services by security-conscious businesses and other users of protective services. We further believe that our customers can benefit from outsourcing their security needs to us because we are often able to reduce their total security costs while providing a broader range and higher quality of service. We believe that our position as the nation's largest provider of high-quality outsourced security officer and related services, combined with our nationwide network of offices and ability to deliver total security solutions through alliances with ADT and other security-related firms, positions us to capitalize on the trend toward outsourcing of security services.

     . Provide Multi-Location and Nationwide Capability. As businesses seek to centralize purchasing decisions and reduce the number of vendor relationships, the ability to provide security services on a regional and national basis is becoming essential to obtaining many large accounts. Through our approximately 300 offices and our dedication to providing consistent high-quality service, we are able to provide uniformly trained personnel and standardized operating procedures. In addition, we are able to provide quality control monitoring, single points of contact and technology that multi-location and national accounts value.

     . Cross-Sell Products and Services. We believe that significant opportunities exist to cross-sell services such as background screening, information and investigative services and contract staffing to our customer base. Supported by our alliances with ADT and other security services firms, we are able to offer total security solutions which combine physical and electronic security services. We have recently instituted new incentive structures for our sales force for acquiring and maintaining customer relationships and cross-selling our products and services. In addition to increasing revenues and profitability, we believe that cross-selling products and offering total security solutions will further improve our client retention rate.

     . Pursue Selected Acquisitions. The protective services industry in the United States is highly fragmented with over 14,000 companies. The three largest companies comprise approximately 20% of the market. We believe that significant opportunities exist to increase our geographic penetration and service offerings through the selective acquisition of smaller companies. Through successful integration of these acquisitions and retention of their clients and employees, we expect to be able to realize cost savings and productivity gains resulting from economies of scale.

Description of Our Business

Security Officer Services

      We supply outsourced uniformed and plainclothed security officers, who may or may not be armed, to perform a wide variety of tasks. These security officers patrol and monitor commercial, financial, industrial, residential and governmental facilities providing deterrence against crime and breach of governmental security regulations and detection of fire, accidents and other emergencies. The security officers also monitor electronic security systems and control public and employee access to facilities. Specialized assignments include nuclear and conventional electric power plant security, pre-departure screening of passengers and luggage at airports, access control at health care and educational facilities, background screening, investigative services and contract staffing services.

      We have approximately 75,000 employees. Security officers undergo a standardized pre-employment screening program that features mandatory drug screening, criminal record checks at the county and municipal court level and verification of consumer credit reports, social security information and drivers' license records. Security officers receive classroom orientation and field training in safety, first aid and security techniques and in the handling of specific problems applicable to particular industries or situations.

      Physical security service contracts generally provide for services on a continuing basis and generally are terminable by either party upon 30 to 60 days' notice. Charges for services are negotiated with customers and are based upon payment of a specified amount per service hour. Typically, such charges are adjusted for any change in any law, ruling or collective bargaining agreement causing a change in work hours, wage rates, working conditions or other costs. Screening and investigative services are generally provided under specific arrangements, with charges varying according to the nature of the assignment.

Sales and Marketing

      We market our services to potential clients in the United States, Canada, the United Kingdom and Colombia through a network of local sales teams, regional managers and a national accounts sales team. Our total sales force consists of approximately 170 general and branch managers and 200 salespeople. Increasingly, our sales force is targeting selected vertical industry segments, such as healthcare, education, commercial real estate and banking and finance. We also bid on contracts involving governmental agencies. In addition, we maintain a separate sales team to focus on multi-location and national accounts. To further enhance our sales and marketing efforts, we are investing in training initiatives and marketing materials to assist our sales force with these specialized customers and with cross-selling efforts. Commissions and other types of variable compensation comprise a significant portion of our sales force compensation. In addition, we have made changes to our compensation program to reward salespeople for establishing and maintaining profitable accounts and long-term relationships, for cross-selling our products and for providing total security solutions for our clients.

      In connection with our sale of Wells Fargo Alarm Services, Inc. to ADT on May 29, 1998, we have entered into a strategic alliance with ADT to jointly promote the sale of total security solutions consisting of physical and electronic security services to our respective customers. Each company has agreed to work with the other to:

     . identify customers who desire both physical and electronic security services and, jointly or independently, submit bids to those customers

     . actively pursue and recommend sales leads, customer contacts and joint proposals

      The strategic alliance better positions us and ADT to:

     . utilize our patrol and alarm response, security officers, background screening, investigative services and other related security services

     . utilize ADT integrated electronic systems capability, alarm and fire systems, ADT closed circuit television and access control systems and related security services

      The intent of the strategic alliance is to create a reciprocal preferred supplier relationship as long as the other company's services are competitive in terms of price, quality, performance and other pertinent characteristics, available on a timely basis to meet customer needs and not precluded by customer preference or specification. The strategic alliance continues until April 2001 and is subject to automatic annual renewal thereafter unless terminated by either party.

Loomis, Fargo & Co.

      Loomis Fargo operates nationwide and in Puerto Rico to provide armored ground transportation services, ATM services and cash vault and related services to financial institutions and commercial customers.

      Loomis, Fargo & Co. was established in January 1997. We contributed substantially all of the assets and some of the liabilities of our armored transport unit to it in exchange for 49% of Loomis Fargo's outstanding common stock and a cash payment of approximately $105 million (net of transaction costs, but subject to certain adjustments). We also agreed to indemnify Loomis Fargo against certain other claims, including claims relating to cargo losses and taxes, most of which have since been resolved. See "Legal Proceedings."

      Under a stockholders agreement between us and the former Loomis shareholders, Loomis Fargo's board of directors consists of seven directors: three directors nominated by us, three directors nominated by the former Loomis shareholders, and the Loomis Fargo chief executive officer. The number of directors that may be designated pursuant to the stockholder agreement may be adjusted if either we or the former Loomis shareholders reduce their ownership stake in Loomis Fargo. The stockholder agreement provides that the vote of five of the seven directors is required for Loomis Fargo to engage in certain specified activities, such as mergers, asset sales, issuances of equity and amendments to its charter and bylaws. In addition, the stockholder agreement prohibits the transfer of Loomis Fargo common stock by either party for three years following the closing without the prior consent of the other party. After the three-year period, Loomis Fargo common stock may be transferred only in accordance with the provisions of the stockholder agreement, which include rights of first refusal and co-sale rights.

Employees

      Our business is labor intensive and, accordingly, is affected by the availability of qualified personnel and the cost of labor. Although the protective services industry is characterized generally by high employee turnover, we believe our experience compares favorably with that of the industry. We have not experienced any material difficulty in employing suitable numbers of qualified security officers and other employees. We consider our relations with our employees to be generally satisfactory.

      We are party to collective bargaining agreements with various local unions covering approximately 6,100 employees. The collective bargaining agreements expire at various dates from 1999 to 2001 and relate, among other things, to wages, hours and conditions of employment. Under section 9(b)(3) of the National Labor Relations Act, if a union admits to membership, or is affiliated directly or indirectly with a union that admits to membership of employees other than security officers, an employer of security officers can refuse to bargain with such union and such union cannot be certified as the representative of a unit of security officers. As a result, we have in many instances refused to recognize or withdrawn recognition of labor organizations that admit as members employees other than security officers.

Competition

      We compete with major national and international firms and numerous smaller regional and local companies providing similar services. Competition in the physical security industry is based on price in relation to the quality of service, the scope of services performed, the extent and quality of security officer supervision, recruiting and training and name recognition.

Regulation

      Due to the nature of the our business, our operations are subject to a variety of federal, state, county and municipal laws, regulations and licensing requirements. In addition, many states have laws requiring training and registration of security officers, regulating the use of badges, identification cards and uniforms and imposing minimum bond surety and insurance requirements. We believe that our operations are in substantial compliance with those laws, regulations and requirements. Federal legislation has been introduced on more than one occasion relating to security officer qualification and training. Similar legislation is pending in several states. We generally support the creation of standards for the industry and do not expect that the establishment of such standards will have a material effect on our operations.

      From time to time, in the ordinary course of business, we become subject to penalties or fines as the result of licensing irregularities or the misconduct of one or more of our agents or employees. In addition, under principles of common law, we can generally be held liable for acts or omissions of our agents or employees performed in the course and scope of their employment. In addition, some states have statutes that expressly impose legal responsibility on us for the conduct of our employees.

Risk Management

      The nature of the services we provide potentially exposes us to risks of liability for employee acts, injuries (including workers' compensation claims) or omissions. We generally obtain customer indemnification or liability limitations in our contracts to mitigate this risk exposure. We carry insurance of various types, including workers' compensation, automobile and general liability coverage. These policies include deductibles per occurrence for which we are self-insured. We obtain insurance at rates and upon terms that we negotiate periodically with various underwriters. Our loss experience and, to some extent, that of other protective services companies, affect the premium rates we are charged. Although there are limitations and uncertainty as to the availability of insurance coverage for punitive damages in certain states in which we operate, we do not believe that these limitations and uncertainties are likely to be material, based upon our prior experience with punitive damages claims. We also attempt to manage our risk liability through analysis of customer facilities, customer profiles and employee screening, training, supervision and evaluation. We also conduct ongoing company-wide programs aimed at limiting workers' compensation and general liability claims.

Discontinued Operations

      Electronic Security Services. On May 29, 1998, we sold our electronic security services business, Wells Fargo Alarm Services, Inc., to ADT Security Services Inc., a subsidiary of Tyco International, Ltd. for approximately $425 million plus the assumption of approximately $6 million of debt by ADT. We recorded a net after-tax gain of $42.5 million for the transaction in the second quarter of 1998. As a result of the sale, the division's results have been restated and reflected as discontinued operations for all periods presented in our consolidated financial statements. Subsequently, we entered into a strategic alliance agreement with ADT for the furnishing of electronic and physical security services to our respective clients. See "--Sales and Marketing." In May 1999, we made a claim to ADT for indemnification under the purchase agreement for approximately $17 million of tax payments associated with the election under Section 338(h)(10) of the Internal Revenue Code. ADT has disputed the amount of the claim and we are attempting to resolve the issue.

      Pony Express. On May 29, 1998, we also sold our courier services business, Pony Express Delivery Services, Inc. In the first quarter of 1998, we recorded a $15.9 million after-tax charge to reduce our investment in this business and to provide for costs associated with the disposition. We did not record any further gain or loss as a result of completing the sale. Since September 1996, we had treated the courier services unit as a discontinued operation. The unit transported time-sensitive packages for commercial businesses and non-negotiable financial documents for Federal Reserve banks and financial institutions under the Pony Express(R) service mark.

Trademarks and Patents

      We maintain several service marks of importance to our business. We believe that our rights in these marks are adequately protected and of unlimited duration. While we have patents we consider to be important to the overall conduct of our business, we do not consider any particular patent, or group of related patents, essential to our operations. We do not expect the expiration of any of our United States and foreign patents, individually or in the aggregate, to have any material effect on our financial condition or results of operations.

      On May 4, 1999, we announced a brand unification strategy under which we intend to unify most of our security services under a single brand name, Burns International. In addition, on May 4, 1999, we announced that, subject to shareholder approval, we plan to change our company's name to Burns International Services Corporation. The brand unification will eliminate existing market confusion associated with operating under a variety of names, including the "Wells Fargo" and "Borg-Warner" names.

      As part of this brand unification strategy, we entered into an agreement on March 30, 1999 with Wells Fargo & Company to relinquish our royalty-free license to use the "Wells Fargo" name in the security field. In return, Wells Fargo & Company granted our company a royalty-free license to use the "Wells Fargo" name and mark for a two-year period from the date of that agreement and has provided a payment that is intended to cover the costs of brand unification. We entered into an agreement with Borg-Warner Automotive, Inc., effective July 31, 1998, whereby we sold our rights to the "Borg-Warner" name and mark in the security field. Borg-Warner Automotive, Inc. granted us an exclusive, royalty-free license to use the "Borg-Warner" name and mark in the security field for a four-year period.

Properties

      Our company and its subsidiaries maintain general offices in various cities in the United States, Canada, the United Kingdom and Colombia. At December 31, 1998, we occupied approximately 300 branch and satellite offices, all but one of which were leased. We lease approximately 57,000 square feet of office space in Chicago, Illinois for our executive offices. However, we currently sublease 23,000 square feet of that office space to third parties. We believe that our properties are in good condition and are adequate to meet our current and reasonably anticipated needs.

Legal Proceedings

      We are presently, and will from time to time be, subject to claims and suits arising in the ordinary course of our business. In some of these actions, plaintiffs request punitive or other damages that may not be covered by insurance. In addition, we have been subject to claims and suits relating to certain discontinued operations. The most important of these legal proceedings are discussed below. We believe that the various asserted claims and litigation in which we are currently involved will not materially affect our financial position or future operating results, although no assurance can be given with respect to the ultimate outcome for any such claim or litigation. We believe that we have established adequate provisions for litigation liabilities in our financial statements in accordance with generally accepted accounting principles. These provisions include both legal fees and possible outcomes of legal proceedings (including the environmental matters discussed below).

  Environmental Proceedings. We and certain of our current and former subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. In addition, we have or may have liability for environmental matters at properties presently or previously owned or leased by us. Based on currently available information, we believe that none of these matters individually or in the aggregate will have a material adverse affect on our financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on our estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning the scope of contamination at such sites, estimated remediation costs at such sites, indemnification obligations in favor of us from the current owners of certain sold or discontinued operations, estimated legal fees and other factors, we have made provisions as of March 31, 1999, for indicated environmental liabilities in our financial statements in the aggregate amount of approximately $4 million (relating to environmental matters with respect to our discontinued operations). While estimates of liability for environmental matters can vary over time due to, among other things, changes in laws, technology or available information, we believe that such provisions for indicated environmental liabilities have been established on a basis consistent with generally accepted accounting principles.

  Loomis, Fargo Indemnification Claims. In 1998, Loomis, Fargo made various claims against us for indemnification under the contribution agreement dated November 28, 1996 for certain cargo losses and environmental and other matters. As a result of various settlement agreements we entered into with Loomis, Fargo, most of the indemnification obligations, including the cargo and environmental claims, have been resolved. We do not expect that the amounts payable by us in connection with the resolution of these claims or in connection with the remaining unresolved claims will have a material effect on our business or financial condition.

  Centaur Litigation. The discontinued property and casualty insurance subsidiary ("Centaur") of our predecessor ceased writing insurance in 1984 and has been operating under rehabilitation since September 1987. On August 10, 1998, we and the Mission Trust agreed to settle their pending suit against us, subject to court approval. The suit had alleged damages in excess of $100 million because of Centaur's failure to satisfy its reinsurance obligations. As part of the settlement we agreed to pay the Mission Trust $4 million and one-third of any dividend or other distribution that may be paid to us after rehabilitation of Centaur. Any future payments will not have an adverse effect on our earnings. Separately, the Mission Trust and Centaur agreed to an uncontested liquidated claim in the Centaur estate for which we are not liable. The parties have finalized and executed settlement and release agreements and the case was dismissed with prejudice on April 28, 1999.

                                   MANAGEMENT

Directors

      Set forth below are the names, ages, principal occupation and certain other information concerning the directors of our company as of June 1, 1999.

             Name              Age             Position With Company
             ----              ---             ---------------------
  John A. Edwardson..........  49  Chairman of the Board (since June 1999),
  Director since 1999              Chief Executive Officer and President (since
                                   March 1999). Former President from July 1994
                                   to September 1998 and Chief Operating
                                   Officer from April 1995 to September 1998 of
                                   United Airlines, Inc. Former Executive Vice
                                   President and Chief Financial Officer from
                                   March 1991 to July 1994 of Ameritech Corp.
                                   Mr. Edwardson is also a director of
                                   Household International and Focal
                                   Communications Corporation.
  J. Joe Adorjan.............  60  Chairman of the Board (January 1996 to May
  Director since 1993              1999), Chief Executive Officer (October 1995
                                   to March 1999) and President (April 1995 to
                                   March 1999) of the Company. Mr. Adorjan was
                                   President of Emerson Electric Col., a
                                   manufacturer of electronic, electrical and
                                   other products, from 1992 to 1995. Mr.
                                   Adorjan is also a director of The
                                   Earthgrains Company, ESCO Electronics
                                   Corporation, Goss Graphic Systems, Inc.,
                                   Loomis, Fargo & Co., Hussmann Corporation
                                   and Illinova Corporation.
  James J. Burke, Jr.........  47  Partner and director of Stonington Partners,
  Director since 1987              Inc., an investment firm ("Stonington"),
                                   since 1993 and director of Merrill Lynch
                                   Capital Partners ("MLCP"), an investment
                                   firm, since 1985. Mr. Burke was Managing
                                   Partner of MLCP from 1993 to 1994 and was
                                   President and Chief Executive Officer of
                                   MLCP from 1987 to 1993. Mr. Burke is also a
                                   director of Ann Taylor Stores Corporation,
                                   Education Management Corporation, Pathmark
                                   Stores, Inc., Supermarket General Holdings
                                   Corp. and United Artists Theatre Circuit,
                                   Inc.
  Albert J. Fitzgibbons III..  53  Partner and director of Stonington, since
  Director since 1987              1993, and director of MLCP, since 1988. Mr.
                                   Fitzgibbons was a Partner of MLCP from 1993
                                   to 1994 and was Executive Vice President of
                                   MLCP from 1988 to 1993. Mr. Fitzgibbons is
                                   also a director of Dictaphone Corporation,
                                   Merisel, Inc. and United Artists Theatre
                                   Circuit, Inc.
  Arthur F. Golden...........  53  Partner of Davis Polk & Wardwell, a law
  Director since 1996              firm, since 1978.
  Dale W. Lang...............  66  President of KX Acquisition Corp., an owner
  Director since 1993              and operator of television stations, since
                                   1992. Retired Chairman of Lang
                                   Communications, Inc., a magazine publishing
                                   company.
  Robert A. McCabe...........  64  Chairman of Pilot Capital Corporation, an
  Director since 1993              investment firm, since 1999. Former
                                   president from 1987 to 1999. Mr. McCabe is
                                   also a director of Atlantic Bank, Church &
                                   Dwight Co., Inc., Thermo Electron
                                   Corporation and Thermo Optek, Inc.
  Alexis P. Michas...........  41  Managing Partner and director of Stonington
  Director since 1987              Partners, Inc., since 1993 and director of
                                   MLCP since 1989. Mr. Michas was Senior Vice
                                   President of MLCP from 1989 to 1993 and a
                                   Managing Director in the Investment Banking
                                   Division of Merrill Lynch & Co., Inc.
                                   ("ML&Co."), a financial services company,
                                   from 1991 to 1994. Mr. Michas is also a
                                   director of Blue Bird Corporation, Borg-
                                   Warner Automotive, Inc., Dictaphone
                                   Corporation, Goss Graphic Systems, Inc. and
                                   Packard BioScience Company.

           Name            Age               Position With Company
           ----            ---               ---------------------
  Andrew McNally IV......  59  Retired Chairman and Chief Executive Officer of
  Director since 1996          Rand McNally, a publishing and map making
                               company, Mr. McNally was Chairman and Chief
                               Executive Officer from 1993 to 1997 and
                               President and Chief Executive officer from 1978
                               to 1993 of Rand McNally. Mr. McNally is also a
                               director of Hubbell Incorporated, Mercury
                               Finance Co., Morgan Stanley Funds and Zenith
                               Electronics Corporation.
  H. Norman Schwarzkopf..  64  Author and lecturer since 1991, Mr. Schwarzkopf
  Director since 1993          was a general in the United States Army until
                               his retirement in 1991. Mr. Schwarzkopf is also
                               a director of Home Shopping Network, Inc.,
                               Kuhlman Corporation and Remington Arms Company,
                               Inc.
  Donald C. Trauscht.....  65  Chairman of the BW Capital Corporation, a
  Director since 1987          private investment company, since 1996. Mr.
                               Trauscht was Chairman of the Board, Chief
                               Executive and President of the Company from 1992
                               to 1995. Mr. Trauscht is also a director of Blue
                               Bird Corporation, ESCO Electronics Corporation,
                               Hydac International Corporation, Cordant
                               Technologies Inc., Global Motorsports Group,
                               Inc. and Wynn's International Inc.

      On June 1, 1999, Mr. Edwardson was elected chairman of our board of directors. Mr. Adorjan, who had previously held the position of chairman, will continue to serve as a member of the board of directors. At the February 2, 1999 Board of Directors meeting, the board adopted a resolution establishing a mandatory retirement age of 70 for members of the board of directors, subject to the discretionary right of the Chief Executive Officer to extend the term of any director beyond the mandatory retirement age. On March 1, 1999, the board of directors increased the size of the board of directors from ten to twelve.

Executive Officers

      Set forth below are the names, ages, positions and certain other information concerning the executive officers of our company as of June 1, 1999.

           Name            Age               Position With Company
           ----            ---               ---------------------
 John A. Edwardson         49  Chairman of the Board, Chief Executive Officer
                               and President
 John D. O'Brien           57  Senior Vice President
 Timothy M. Wood           51  Vice President, Finance
 Robert E. T. Lackey       51  Vice President, General Counsel and Secretary

      Mr. O'Brien has been Senior Vice President of our company since 1993 and was Vice President of our company from 1987 to 1993. Mr. O'Brien is also President of Borg-Warner Protective Services Corporation and a director of Loomis, Fargo & Co.

      Mr. Wood has been Vice President, Finance of our company since 1994 and was Vice President and Controller from 1987 to 1994 and is also a director of Loomis, Fargo & Co.

      Mr. Lackey has been Vice President, General Counsel and Secretary of our company since 1997 and was Vice President, General Counsel and Secretary of Transamerica Commercial Finance Corp. from 1991 to 1995.

      Each of the executive officers named above was elected by the Board of Directors to serve in the office indicated until his successor is elected and qualified.

                              SELLING SHAREHOLDERS

     The following table sets forth information about the selling shareholders participating in this offering.

                           Shares Owned    Percentage of                               Shares Owned
                          Prior to Share Outstanding Stock                              After the
                               Buy-       Prior to Share   Shares Sold in              Offering and
                           back and the  Buy-back and the      Share       Amount       Share Buy-
Name                         Offering        Offering         Buy-back     Offered         back
----                      -------------- ----------------- -------------- ---------    ------------
Merchant Banking L.P.
 No. 1..................      500,000           2.1%           263,317      236,683            0
Merrill Lynch Capital
 Appreciation
 Partnership No. VIII,
 L.P....................    6,628,615          27.6%         3,490,856    2,901,512(1)         0
ML Offshore LBO
 Partnership No. VIII...      168,524            *              88,751       74,157(2)         0
Merrill Lynch & Co.
 Foundation, Inc........      788,892           3.3%                 0      788,892            0
ML IBK Positions, Inc...    1,209,190           5.0%           420,298      348,756(3)   440,136(4)
                            ---------          ----          ---------    ---------      -------
   Total................    9,295,221          38.8%         4,263,222    4,350,000      440,136(5)
                            =========          ====          =========    =========      =======

-------
*  Represents less than one percent.
(1) Based on an assumed public offering price of $17 per share, this entity intends to distribute 236,247 shares to its partners in the anticipated share distribution described below. The number of shares to be sold by such entity may be adjusted subject to the amount of shares actually distributed.
(2) Based on an assumed public offering price of $17 per share, this entity intends to distribute 5,616 shares to its partners in the anticipated share distribution described below. The number of shares to be sold by such entity may be adjusted subject to the amount of shares actually distributed.
(3) In addition, ML IBK Positions, Inc. has granted the underwriters an option to purchase up to an additional 440,136 shares solely to cover over-allotments, if any.
(4) Assumes no exercise of the over-allotment option. After the offering and the share buy-back, ML IBK Positions, Inc. will own approximately 2.2% of our outstanding common stock (0% if the underwriters exercise their over-allotment option in full).
(5) After the offering, approximately 818,001 shares of common stock will still be owned by Merrill Lynch affiliated entities not participating in this offering. In addition, if the over-allotment option is not exercised, ML IBK Positions, Inc. will own 440,136 shares of common stock. See "Selling Shareholders" in the accompanying prospectus.

     Merrill Lynch Capital Appreciation Partnership No. VIII, L.P. and ML Offshore LBO Partnership No. VIII are limited partnerships and, assuming a public offering price of $17 per share in this offering, are expected to distribute an aggregate of 241,863 shares of our common stock to their partners who have elected to receive their partnership interests in the form of our common stock instead of in cash through the sale of common stock in this offering. Any shares that are to be distributed by these selling shareholders to their partners in excess of the amounts shown in the above table will be replaced in this offering by additional shares sold by ML IBK Positions, Inc. The number of over-allotment shares will be reduced to the extent that the actual public offering price is greater than $17 per share, and the number of over-allotment shares will be increased to the extent that the actual public offering price is less than $17 per share.

     As a condition to receiving shares instead of cash proceeds, these partners have agreed to be bound by the same lock-up provisions as the selling shareholders for a period of 90 days after the date of this prospectus supplement. The selling shareholders have advised us that this distribution is expected to occur as soon as practicable after 90 days from the date of this prospectus supplement or, if the underwriters consent, at an earlier time.

     On April 19, 1999, we entered into a stock purchase agreement with Merchant Banking L.P. No. I, Merrill Lynch Capital Appreciation Partnership No. VIII, L.P., ML Offshore LBO Partnership No. VIII, ML Employees LBO Partnership No. I, L.P. and ML IBK Positions, Inc. pursuant to which we agreed to buy back 4,350,000 shares of our common stock from those selling shareholders at a purchase price of $18.375 per share, subject to our obtaining necessary consents from our lending banks and holders of our outstanding senior subordinated notes. The stock purchase agreement may be terminated by either the selling shareholders or us if the closing does not occur by July 20, 1999. The closing is currently scheduled to occur on June 14, 1999.

      In an amendment entered into on June 10, 1999 to the stock purchase agreement, we agreed to use all reasonable efforts to keep the shelf registration statement of which the accompanying prospectus is a part continuously effective, subject to agreed exceptions, until the earlier of 365 days after the date of this prospectus supplement (as extended by any blackout periods imposed by us) or the date on which all the shares registered have been sold. We also agreed to bear all registration expenses (as defined in the agreement), excluding underwriting discounts, broker fees and commissions and transfer taxes relating to shares sold under this prospectus supplement.

      We entered into a registration rights agreement in 1987 with the selling shareholders and other Merrill Lynch affiliated entities that are shareholders of our company. Under this registration rights agreement, we granted these shareholders rights entitling them, under specified circumstances, to cause us to register for sale all or part of their shares of common stock. In the 1987 registration rights agreement, we agreed to indemnify these shareholders, their officers, directors, partners and agents and each person who controls each of these shareholders against certain liabilities which they might incur in connection with the sale of any shares under a registration statement filed pursuant to the exercise of their registration rights. The registration rights agreement also provides for rights of contribution if indemnification is not available.

      Messrs. Burke, Fitzgibbons and Michas, three of our directors, are also directors of Merrill Lynch Capital Partners, Inc., which manages Merrill Lynch Capital Appreciation Partnership No. VIII, L.P. and ML Offshore LBO Partnership No. VIII. Merrill Lynch Capital Partners, Inc. has informed us that it intends to request that these directors resign from our board as its representatives upon closing of this offering. We, however, intend to request that these directors remain on our board as independent directors for a three-year transitional period.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering and after giving effect to our repurchase of 4,350,000 shares of our common stock from several of the selling shareholders, approximately 19,631,816 shares of our common stock will be outstanding. All of the 4,350,000 shares of our common stock that the selling shareholders are selling in this offering (assuming no exercise of the underwriters' over-allotment option), together with approximately 13,781,816 additional shares currently outstanding (after giving effect to our repurchase of 4,350,000 shares), will be freely transferable without restriction under the Securities Act unless held by an affiliate of ours. All of the remaining 1,500,000 shares (1,059,864 shares if the over-allotment option granted to the underwriters is exercised in full) and any shares held by our affiliates are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold except pursuant to an effective registration statement or under an exemption from registration under the Securities Act, including the exemption contained in Rule 144.

      The accompanying prospectus is part of an effective registration statement that would permit the selling shareholders named therein to sell their remaining shares in one or more transactions. We have agreed to use our reasonable efforts to keep that shelf registration statement continuously effective, subject to agreed exceptions, until the earlier of 365 days after the date of this prospectus supplement (subject to extension if we suspend the use of the registration statement) or the date on which all of the shares have been sold. In addition, holders of restricted shares may sell in reliance on Rule 144. Rule 144 contains volume and other resale limitations. Under Rule 144(k), however, a person (or persons whose shares are aggregated) who has not been an affiliate of ours at the time of sale and has not been an affiliate during the three months immediately preceding the sale may sell its restricted shares without regard to volume and other resale limitations of Rule 144 provided that a period of at least two years has elapsed from the later of the date the shares were acquired from us or from an affiliate of ours.

      The selling shareholders and other persons receiving restricted shares as part of the partnership distributions described under "Selling Shareholders" have generally agreed not to sell any shares of common stock other than the shares in this offering for a period of 90 days from the date of this prospectus supplement. For a description of these lock-up arrangements, see "Underwriting".

      We cannot predict what effect, if any, future sales of our common stock or the availability of our common stock for future sale will have on the market price of our shares. Sales of substantial amounts of our common stock (including shares issued upon the exercise of employee stock options) in the public market, or the perception that those sales could occur, could have a negative effect on the market price of our common stock.

                                  UNDERWRITING

      Subject to the terms and conditions set forth in a purchase agreement among our company, the selling shareholders and each of the underwriters named below, the selling shareholders severally have agreed to sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from the selling shareholders, the number of shares of common stock set forth opposite its name below.

                                                                       Number of
     Underwriters                                                       Shares
     ------------                                                      ---------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.................................................
Credit Suisse First Boston Corporation................................
CIBC World Markets Corp...............................................
Lehman Brothers Inc...................................................
                                                                       ---------
         Total........................................................ 4,350,000
                                                                       =========

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, CIBC World Markets Corp. and Lehman Brothers Inc. are acting as representatives of the several underwriters.

      In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the shares of common stock being sold under the terms of such agreement if any of the shares of common stock being sold under the terms of that agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      The underwriters have advised us and the selling shareholders that they propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $
per share. The underwriters may allow, and such dealers may reallow, a discount
not in excess of $    per share of to certain other dealers. After the
offering, the public offering price, concession and discount may change.

      The following table shows the per share and total public offering price, underwriting discount to be paid by the selling shareholders to the underwriters and the proceeds before expenses to the selling shareholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                Without  With
                                                      Per Share Option  Option
                                                      --------- ------- ------
   Public offering price.............................      $        $      $
   Underwriting discount.............................      $        $      $
   Proceeds before expenses, to the selling
    shareholders.....................................      $        $      $

      The expenses of the offering, exclusive of the underwriting discounts and commissions, are estimated at $310,000 and will be borne by us.

      One of the selling shareholders will grant an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 440,136 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial commitment reflected in the foregoing table.

      Our common stock is listed on the New York Stock Exchange under the symbol "BOR". Because we are an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, the offering is being conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. In accordance with Conduct Rule 2720, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent of the customer.

      Pursuant to a registration rights agreement entered into among shareholders who currently own approximately 10,200,000 shares (5,850,000 shares after giving effect to the repurchase by us of 4,350,000 shares, which is scheduled to occur on June 14, 1999) of our common stock (including the selling shareholders) and us, each holder of at least 1% of the outstanding shares of our common stock who is a party thereto or an assignee of rights thereunder is required to agree, for a period beginning seven days before, and ending 120 days after, the date of this prospectus supplement, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of our common stock or any securities convertible into or exchangeable for our common stock, or any rights or warrants to acquire our common stock. The representatives have agreed to shorten the 120-day period after the date of this prospectus supplement to 90 days. In addition, certain of the selling shareholders that are Merrill Lynch investment partnerships will be distributing, assuming a price to public of $17 per share in this offering, approximately 241,863 shares of our common stock owned by them to their partners pursuant to the distribution described under "Selling Shareholders" in this prospectus supplement. As a condition to receiving shares of our common stock in that distribution, those partners have agreed to be bound by the same lock-up provisions as the selling shareholders for a period of 90 days. This distribution is expected to occur as soon as practicable after 90 days from the date of this prospectus supplement, or such other date that the representatives consent to.

      We and our executive officers and directors and all of the selling shareholders will agree, with certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, for a period beginning seven days before, and ending 90 days after the date of this prospectus supplement, not to, directly or indirectly,

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for or repayable with our common stock (other than options or shares of our common stock issuable upon exercise of options which expire during such lock-up period), whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock, or

     . enter into any swap or any other agreement or any transaction that transfers, in whole or part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

      Upon consummation of this offering (assuming no exercise by the underwriters of their over-allotment option), it is expected that the lock-up agreements will cover an aggregate of approximately 2.8 million shares of our common stock.

      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of common stock than are set forth on the cover of this prospectus supplement, the underwriters may also elect to reduce any short position by purchasing shares in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Merrill Lynch, Pierce, Fenner & Smith Incorporated may use this prospectus supplement for offers and sales related to market-making transactions in our common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated may act as principal or agent in these transactions, and the sales will be made at market prices or at negotiated prices related to prevailing market prices at the time of sale.

      We and the selling shareholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      Each of the representatives and their affiliates engages in transactions with, and performs services for, us in the ordinary course of business and has engaged, and may in the future engage, in commercial or investment banking transactions with our company, for which it has received or will receive, as the case may be, customary compensation. If the underwriters exercise in full their option to cover over-allotments, the ownership of common stock by the Merrill Lynch affiliated entities after giving effect to this offering and the distribution of common stock by certain selling shareholders to their partners will be less than five percent. For information regarding the ownership by Merrill Lynch affiliated entities of our common stock, the proposed distribution by certain of the selling shareholders to their partners and the representation of affiliates of Merrill Lynch & Co., Inc. on the board of our company, see the "Management" and "Selling Shareholders" sections of this prospectus supplement and "Selling Shareholders" in the prospectus.

                                 LEGAL MATTERS

      Davis Polk & Wardwell, New York, New York will pass upon the validity of the shares of common stock for us. Arthur F. Golden, one of our directors, is a partner of Davis Polk & Wardwell. Shearman & Sterling, New York, New York will pass upon certain legal matters with respect to the shares of common stock for the underwriters.

PROSPECTUS
June 7, 1999

                                5,850,000 Shares

                        Borg-Warner Security Corporation

                                  Common Stock

                               ----------------

      This prospectus relates to the sale of up to 5,850,000 shares of common stock, par value $.01 per share, of Borg-Warner Security Corporation by several of our existing shareholders.

                               ----------------

      The common stock is listed on the New York Stock Exchange under the symbol "BOR". On June 3, 1999, the last sale price of the common stock was $15 7/8 per share.

                               ----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Where You Can Find More Information........................................   2
Special Note Regarding Forward-Looking Statements..........................   3
Use of Proceeds............................................................   3
Borg-Warner Security Corporation...........................................   3
Market for Borg-Warner's Common Stock and Dividend Policy..................   4
Description of Capital Stock...............................................   4
Selling Shareholders.......................................................   7
Plan of Distribution.......................................................   8
Legal Matters..............................................................   9
Experts....................................................................   9

                               ----------------

                             ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling shareholders named in this prospectus may sell up to 5,850,000 shares of common stock from time to time. Each time any of these selling shareholders sells common shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the securities covered by this prospectus:

     .  Annual Report on Form 10-K for the year ended December 31, 1998

     .  Quarterly Report on Form 10-Q for the quarter ended March 31, 1999

      You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

                           Borg-Warner Security
                           Corporation
                           200 South Michigan
                           Avenue
                           Chicago, Illinois 60604
                           Attention: Corporate
                           Secretary
                           Tel: (312) 322-8500

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

      We have also filed or incorporated by reference exhibits with the registration statement. You should read the exhibits carefully for provisions that may be important to you.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We are designating any statements in this prospectus that are not historical facts as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of the risk, uncertainties and other information listed in Exhibit 99 to our annual report on Form 10-K incorporated into this prospectus. See "Where You Can Find More Information."

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale of these shares.

                        BORG-WARNER SECURITY CORPORATION

      We are the largest independent provider of physical security and related outsourced security services in North America. As a result of our significant market presence, breadth of product offerings and strategic alliances, we are well positioned to service local, multi-location and national accounts and provide total security solutions to our customers.

      We provide guard services, as well as background screening, contract employment and investigative services, to approximately 14,000 clients in the United States, Canada, United Kingdom and Colombia. We service these clients with approximately 73,000 employees in approximately 300 offices under the Wells Fargo(R), Burns(R), Globe(R) and other service marks.

      On May 4, 1999, we announced that, subject to shareholder approval, we plan to change our name to Burns International Services Corporation.

      Our headquarters is at 200 South Michigan Avenue, Chicago, Illinois 60604, where our telephone number is (312) 322-8500.

           MARKET FOR BORG-WARNER'S COMMON STOCK AND DIVIDEND POLICY

      As of April 30, 1999, there were approximately 150 holders of record of the common stock.

      We have neither paid nor declared any cash dividends on our common stock during the last two years. The payment of dividends by us is prohibited under the terms of some of our debt instruments. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction of outstanding indebtedness. Accordingly, we do not expect to be able to nor do we expect to pay cash dividends in the foreseeable future.

      High and low closing sales prices (as reported on the New York Stock Exchange composite tape) for the common stock for each quarter during 1997 and 1998 and through June 3, 1999 were:

      Quarter Ended                                            High       Low
      -------------                                          --------- ---------
      1997
        March 31............................................ $15 1/8   $10 1/8
        June 30.............................................  18        13 3/4
        September 30........................................  19 9/16   16 1/8
        December 31.........................................  19 3/4    15 1/4
      1998
        March 31............................................  19 11/16  15 15/16
        June 30.............................................  24 3/4    17 7/8
        September 30........................................  23 1/16   13 1/4
        December 31.........................................  20 1/16   13 1/16
      1999
        March 31............................................  20 9/16   14 11/16
        June 30 (through June 3)............................  19        15 3/8

                          DESCRIPTION OF CAPITAL STOCK

      The following table shows our authorized and outstanding capital stock at April 30, 1999:

                                               Number of Shares Number of Shares
                                                  Authorized      Outstanding
                                               ---------------- ----------------
      Common Stock............................    50,000,000       23,981,816
      Non-Voting Common Stock.................    25,000,000                0
      Preferred Stock.........................     5,000,000                0

      In addition, as of April 30, 1999, we had issued options to purchase 2,685,400 shares of common stock. On April 19, 1999, we agreed to buy-back 4,350,000 shares of the common stock from several of the selling shareholders. See "Selling Shareholders".

Common Stock

      The common stock and non-voting common stock have the same terms except for voting rights and some of the conversion features described below.

      Each share of common stock entitles the holder to one vote in the election of directors and all other matters submitted to a vote of our shareholders. Holders of common stock do not have cumulative voting rights. The non-voting common stock has no voting rights, except when required by law or when a proposed amendment to our certificate of incorporation would adversely affect the special rights, powers or preferences of the non-voting common stock.

      Holders of shares of common stock and non-voting common stock, treated as a single class, are entitled to receive cash dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends. However, we do not expect to pay cash dividends in the forseeable future. In addition, some of our debt instruments restrict our ability to pay dividends on our capital stock. If we issue any preferred stock, the holders of that preferred stock will be entitled to receive their dividends before any dividends are paid on shares of common stock and non-voting common stock.

      Since some of our institutional shareholders are subject to regulatory requirements that forbid or limit their right to own our voting stock, our certificate of incorporation allows those shareholders to convert their common stock into non-voting common stock on a share-for-share basis to comply with regulatory requirements. Thereafter, these investors can reconvert their non-voting common stock into common stock on a share-for-share basis in connection with the sale, distribution or other disposition of their shares in a transaction meeting the requirements specified in the certificate of incorporation and to the extent permitted by regulatory requirements.

      If we are liquidated, each share of common stock and non-voting common stock, treated as a single class, will share equally in any assets available for distribution after payment in full of all other claims on our assets, including any liquidation preference payable to holders of any preferred stock outstanding at the time of liquidation.

      Holders of shares of common stock and non-voting common stock have no preemptive rights to purchase additional shares of any class of our capital stock or any other securities of ours. All of the outstanding shares of common stock and non-voting common stock are fully paid and non-assessable.

      The transfer agent for the common stock is The Bank of New York.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock to determine the terms and rights of that series, including

     .  the designation of that series

     . the number of shares of that series, including any right of the board of directors to increase or decrease that number

     . the dividend rate of that series and whether dividends will be cumulative or non-cumulative

     .  dividend payment dates

     . any redemption rights and redemption prices, including any provisions for a sinking fund

     . whether the shares of that series will be convertible into any other security of our company or any other company, and the terms and conditions of any conversion, including the conversion price or conversion rate

     . any restrictions on issuance of shares of the same series or any other class or series

     .  any voting rights

      The board of directors can issue authorized shares of preferred stock and common stock without any further action by the stockholders, except when stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities are listed or traded.

      Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The board of directors will decide to issue any shares of preferred stock based on its judgment as to the best interests of our company and its stockholders. However, it is possible that an issuance of preferred stock may discourage an acquisition attempt or other transaction that some, or a even a majority, of our stockholders believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of the stock.

The Delaware General Corporation Law

      Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides, in general, that a corporation may not engage in any business combination with any "interested stockholder" for a three-year period following the date that person becomes an interested stockholder unless

     . the board of directors approves the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time the person becomes an interested stockholder

     . upon consummation of the transaction which results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or

     . on or after the date the person becomes an interested stockholder, the business combination is approved by the board of directors and the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

      An interested stockholder is generally defined to mean any person who is the owner of 15% or more of the outstanding voting stock of the corporation or any affiliate or associate of that person. Section 203 may make it more difficult for an "interested stockholder" to effect a business combination with our company for a three-year period unless the stockholders elect to exclude our company from the provisions of Section 203.

Certificate of Incorporation and Bylaws

      Our certificate of incorporation and bylaws contain some provisions that could make an acquisition of our company by means of a tender offer or proxy contest more difficult. Some of these provisions include:

      Classified Board. Our board of directors is divided into three classes. As a result, approximately one-third of the board of directors is elected each year, making it more difficult for stockholders to change the composition of the board. The bylaws provide that the total number of directors will be fixed by a majority of the board of the directors, but cannot consist of more than seventeen or less than three directors. In addition, under our certificate of incorporation, vacancies on the board will be filled by an affirmative vote of a majority of the remaining directors, even if they make up less than a quorum. If we issue any preferred stock, and that preferred stock has the right to elect directors, the provisions described in this paragraph may be modified.

      Removal of Directors. Under our certificate of incorporation and bylaws, directors can be removed only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding voting stock, voting as a single class.

      Stockholder Action. Stockholders can only take action at annual or special meetings of stockholders and cannot take action through written consents in lieu of a meeting. The bylaws provide that special meetings of stockholders can be called only by the board of directors. Stockholders cannot call a special meeting or order the board of directors to call a special meeting. In addition, the only business that can be conducted at a special meeting of stockholders is the business specified in the notice of meeting given by the board of directors.

      Advance Notice Procedures. The Bylaws establish a stockholder notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of shareholders. The only nominations or other business proposed by stockholders that will be considered at an annual meeting are those for which proper notice has been given. In general, notice has to be given no more than 90 days and no less than 60 days prior to the first anniversary of the previous year's annual meeting, except when the meeting is advanced by more than 20 days or delayed by more than 60 days. If the meeting is so advanced or delayed or if the meeting is a special meeting, then notice has to be given no earlier than 90 days before the meeting and not later than the later of (i) 60 days prior to the meeting and
(ii) 10 days after public announcement of the meeting.

      Amendment. The certificate of incorporation provides that the affirmative vote of at least 80% of the outstanding voting stock, voting as a single class, is required to amend the provisions described above relating to prohibition of stockholder action without a meeting, the number, election and term of the directors, and the removal of the directors. In addition, the bylaws can be amended by the vote of the board of the directors or the holders of at least 80% of the outstanding voting stock, voting as a single class.

Further Information

      In addition to the above summary, you should refer to our certificate of incorporation and bylaws, which we have filed as exhibits to our annual report on Form 10-K, for other provisions that may be important to you. See "Where You Can Find More Information."

                              SELLING SHAREHOLDERS

      The shares being offered by this prospectus may be offered by the shareholders listed below or by pledgees, donees, transferees or other successors in interest that receive the shares as a gift, partnership distribution or other non-sale related transfer.

                                       Percentage of
                          Shares Owned  Outstanding
                            prior to   Stock prior to                         Shares
                           Share Buy-  Share Buy-back Shares Sold  Maximum    Owned
                          back and the    and the      In Share    Amount   After the
Name                        Offering      Offering     Buy-back    Offered  Offering**
----                      ------------ -------------- ----------- --------- ----------
Merrill Lynch KECALP
 L.P. 1986..............       40,000          *             --      40,000      0
Merrill Lynch KECALP
 L.P. 1987..............      200,000          *             --     200,000      0
Merchant Banking L.P.
 No. I..................      500,000        2.1%        263,317    236,683      0
ML Venture Partners II,
 L.P....................      500,000        2.1%            --     500,000      0
Merrill Lynch Capital
 Appreciation
 Partnership No. VIII,
 L.P....................    6,628,615       27.6%      3,490,856  3,137,759      0
ML Offshore LBO
 Partnership No. VIII...      168,524          *          88,751     79,773      0
ML Employees LBO
 Partnership No. I,
 L.P....................      164,779          *          86,778     78,001      0
ML IBK Positions, Inc...    1,998,082        8.3%        420,298  1,577,784      0
                           ----------       ----       ---------  ---------    ---
                           10,200,000       42.5%      4,350,000  5,850,000      0
                           ==========       ====       =========  =========    ===

--------
*  Represents less than one percent.
** Assuming all the shares are sold.

      On April 19, 1999, we entered into a stock purchase agreement with Merchant Banking L.P. No. I, Merrill Lynch Capital Appreciation Partnership No. VIII, L.P., ML Offshore LBO Partnership No. VIII, ML Employees LBO Partnership No. I, L.P. and ML IBK Positions, Inc. pursuant to which we agreed to buy back 4,350,000 shares of our common stock from those selling shareholders at a purchase price of $18.375 per share, subject to our obtaining necessary consents from our lending banks and holders of our outstanding senior subordinated notes. The stock purchase agreement may be terminated by either the selling shareholders or us if the closing does not occur by July 20, 1999.

      The selling shareholders may sell all or part of the shares covered by this prospectus and as a result no estimate can be given as to the number of shares that will be held by any selling shareholder upon the termination of any offering made by this prospectus.

      The selling shareholders acquired the shares being offered by this prospectus in connection with a leveraged buy-out of our predecessor company in 1987. In 1993, we completed our initial public offering, including the listing of our shares on the New York Stock Exchange. As indicated above, on April 19, 1999 we agreed to purchase 4,350,000 shares of our common stock, and to use commercially reasonable efforts to file a registration statement with the SEC to enable the selling shareholders to sell their remaining shares in one or more transactions. We expect to execute an amendment to the stock purchase agreement in connection with the closing of the share purchase to provide for registration rights.

      Messrs. Burke, Fitzgibbons and Michas, three of our directors, are also directors of Merrill Lynch Capital Partners Inc., which manages Merrill Lynch Capital Appreciation Partnership No. VIII, L.P. and ML Offshore LBO Partnership No. VIII. Pursuant to the stock purchase agreement, one of these three directors will resign from our board on the first anniversary of the closing of the share purchase, and the other two on the second and third anniversaries, respectively.

                              PLAN OF DISTRIBUTION

      The selling shareholders (and donees, transferees or other successors in interest that receive shares from a selling shareholder as a gift, partnership distribution or other non-sale related transfer) may distribute the shares covered by this prospectus from time to time in one or more of the following transactions:

     . through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the New York Stock Exchange, in the over-the-counter market or through private sales or special offerings

     . to underwriters who will acquire the shares for their own account and resell them in one or more transactions

     . to lenders, if the selling shareholders have pledged shares as collateral to secure loans, credit or other financing arrangements and the creditor forecloses on the shares

     . put or call options written by the selling shareholders on the shares

     .  short sales of shares or

     .  any other legally available means.

      The price at which any of the shares are sold in any of the transactions described above will be negotiated at the time of transaction and may be based on the market price of the shares at that time.

      Underwriters or other agents participating in an offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and they may allow or reallow discounts or concessions to other dealers. Brokers or agents participating in transactions described by this prospectus may receive brokerage or agent's commissions or fees. The selling shareholders may sell shares to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares and that compensation might be in excess of customary commissions.

      At the time a particular offering of any shares is made with this prospectus, to the extent required by law, we will prepare and deliver a prospectus supplement setting forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any shares purchased from the selling shareholders, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or filed or paid to dealers.

      We have been advised that, as of the date hereof, the selling shareholders have made no arrangement with any broker for the sale of their shares. The selling shareholders and any underwriters, brokers or dealers involved in the sale of the shares may be considered "underwriters" as that term is defined by the Securities Act, although the selling shareholders disclaim such status. We may agree in the registration rights agreement or in an underwriting agreement to indemnify the selling shareholders, their officers, directors, partners, and agents, any underwriter and each person or entity who controls such selling shareholder or underwriter, against certain liabilities which may be incurred in connection with the sale of the shares under this prospectus. In addition, the selling shareholders may agree to indemnify us against certain liabilities. The registration rights agreement or underwriting agreement may also provide for rights of contribution if indemnification is not available.

      If Merrill, Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of some of the selling shareholders, participates in any offering of our shares, that offering will be conducted in compliance with Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

      Davis Polk & Wardwell, New York, New York will pass upon the validity of the shares of common stock for us. Arthur F. Golden, one of our directors, is a partner of Davis Polk & Wardwell.

                                    EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,350,000 Shares
                                    [LOGO]
                                 Borg-Warner
                             Security Corporation
                                  Common Stock

                       ---------------------------------
                             PROSPECTUS SUPPLEMENT

                       ---------------------------------

                              Merrill Lynch & Co.
                           Credit Suisse First Boston
                               CIBC World Markets
                                Lehman Brothers

                                  June  , 1999

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